GEOLOGIC REPORT GS07EXE-1

EXECUTIVE SUMMARY REPORT

FOR THE GOLDEN SUMMIT PROJECT,

FAIRBANKS MINING DISTRICT,

ALASKA

prepared for

Freegold Recovery Inc. USA.

Freegold Ventures Limited

2303 West 41st St.

Vancouver, B.C. V6M 2A3

prepared by

Avalon Development Corp.

P.O. Box 80268

Fairbanks, AK 99708

March 26, 2007

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

TABLE OF CONTENTS

Cover Sheet

i

Table of Contents

ii

List of Figures

iii

List of Tables

iii

List of Appendices

iii

Summary

iv

Introduction and Terms of Reference

1

Disclaimer

1

Property Description and Location

1

Access and Infrastructure

2

History

3

Geologic Setting

4

Deposit Types

5

Mineralization

6

Exploration

8

Drilling

37

Sample Method and Approach

38

Sample Preparation, Analysis and Security

38

Data Verification

39

Adjacent Properties

39

Mineral Processing and Metallurgical Testing

40

Mineral Resource Estimates

40

Other Relevant Data and Information

40

Interpretations and Conclusions

40

Recommendations

41

References Cited

44

Statement of Qualifications

47

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LIST OF FIGURES

Figure 1: Location map for the Golden Summit project.

Figure 2: Land status map for the Golden Summit project.

Figure 3: General geology of the Fairbanks Mining District, Alaska.

Figure 4: Schematic summary of deposit types in the Fairbanks District.

Figure 5: Aerial view of the Golden Summit project.

Figure 6: Plan view of the Cleary Hill mine area.

Figure 7: Cross-section through the Cleary Hill mine area.

Figure 8: Photo of Currey zone hydrothermal breccia, hole CHD00-1

Figure 9: Aerial view of the 2002 – 2004 Cleary Hill trenching and drilling programs

Figure 10: Plan map of trenches on the western Cleary Hill mine area

Figure 11: Plan map of trenches on the eastern Cleary Hill mine area

Figure 12: Plan map of the trenches and channel sample area in the Beistline shaft area

Figure 13: Plan map of the trenches and channel sample areas in the Wackwitz and Currey zones

Figure 14: Plan map of the Beistline vein bulk sample pit

Figure 15: Plan map of the Currey, Wackwitz and Alaska bulk sample pits

Figure 16: Plan map of the D8, Red, Cleary and Cleary HG bulk sample pits

Figure 17: Plan map showing location of rotary air blast (RAB) drill hole Fence 1

Figure 18: Aerial view of the 2004 Tolovana trenching and drilling programs

Figure 19: Summary of vein swarm targets on the Golden Summit project

LIST OF TABLES

Table 1: Significant drill intercepts, 1996 – 1998 Cleary Hill mine area

Table 2: Significant drill intercepts, 2000 Currey zone discovery hole

Table 3: Significant results from the 2002 trenching program, Currey zone area

Table 4: Significant drill intercepts, 2003 Cleary Hill mine area

Table 5: Significant drill intercepts, 2004 Cleary Hill Mine area

Table 6: Significant intervals from the 2005 trenching program at Cleary Hill

Table 7: Significant intervals from the Beistline Shaft area trenches

Table 8: Significant intervals from Beistline trend trenches.

Table 9: Significant intervals from the Currey, Wackwitz, and Colorado trenches

Table 10: Significant intervals from Beistline Bedrock Chip Channel Sampling

Table 11: Selected intervals from road cut sampling in trench GST0601

Table 12: Significant intervals from the Cleary vein area trenching

Table 13: Significant results from fall trenching on the Cleary Hill prospect

Table 14: Significant results from Bulk Sample Pit grab samples

Table 15: Summary of 2006 Cleary Hill Stockpile Sampling

Table 16: Significant results from the 2004 trenching program, Tolovana prospect

Table 17: Significant drill intercepts, 2004 Tolovana prospect area

Table 18: Summary of recommended exploration priorities, Golden Summit project

LIST OF APPENDICES

Appendix 1: Legal description of the Golden Summit claim holdings

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SUMMARY

The Golden Summit project is located in a road accessible mining district with excellent land status and infrastructure. Several historic producing mines are present on the property and extensive surface exploration has been conducted on the property and on adjacent lands since 1992. Drilling conducted prior to 2000 indicated the property had potential for high-grade vein hosted resources such as those intercepted beneath the old underground workings of the Cleary Hill mine. Drilling, trenching and bulk sampling completed in 2000 and 2002 through 2006 indicate that both high-grade vein mineralization and shear-hosted gold mineralization are present on the property, either of which has potential for future resource development. A multi-phase exploration program is recommended for 2007 and subsequent years that includes drilling, trenching and bulk sampling at the Cleary Hill mine, drilling, trenching and bulk sampling at the Tolovana prospect and GIS compilation, ground geophysics and drilling at the Newsboy prospect. Total cost of all phases of work recommended is US$4,120,000

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INTRODUCTION AND TERMS OF REFERENCE

The following report was commissioned by Freegold Recovery Inc. USA, a subsidiary of Freegold Ventures Limited (collectively referred to here as “Freegold”) to summarize the geology and mineralization of the Golden Summit gold project in Interior Alaska. Freegold first acquired an interest in the property in 1991 and has conducted exploration on the project in 1992, 1994-1998, 2000 and 2002 through 2006. Avalon was involved in all of these programs and was retained to complete this summary report for Freegold. Recommended work programs are included at the end of this report.

Unless otherwise noted, all costs contained in this report are denominated in United States dollars (US$1.00 = CDN$1.15). For purposes of this report, the term “opt” will refer to troy ounces per short ton, “gpt” will refer to grams per metric tonne. “ppb” will refer to parts per billion and “ppm” will refer to parts per million.

DISCLAIMER

The attached report has been prepared by Avalon using public documents acquired by the author and private documents given to the author for this purpose. While reasonable care has been taken in preparing this report, Avalon cannot guarantee the accuracy or completeness of all supporting documentation. In particular, Avalon did not attempt to determine the veracity of geochemical data reported by third parties, nor did Avalon attempt to conduct duplicate sampling for comparison with the geochemical results provided by other parties. The interpretive views expressed herein are those of the author and may or may not reflect the views of Freegold.

PROPERTY DESCRIPTION AND LOCATION

The Golden Summit project is located approximately 20 road miles north of Fairbanks, Alaska (Figure 1). The Golden Summit project consists of 14 patented Federal lode claims, 76 unpatented Federal lode claims and 80 State of Alaska mining claims covering approximately 5,000 acres (Figure 2). The claims are registered under various owners and claim names (Appendix 1). Mineral rights in this part of Alaska are administered by the State of Alaska (State claims) and the U.S. Bureau of Land Management (federal claims). Annual rents vary according to type of claim, claim size and age and are due and payable by August 31 of each year for unpatented federal mining claims and by November 30 of each year for State mining claims. Total 2006-2007 rents due for federal claims total $9,500 and rentals due on State claims total $7,640. Claim rentals are paid in lieu of annual labor for unpatented federal claims while annual work commitment on State mining claims total $2.50 per acre per year. Amounts spent in excess of these levels are bankable on State mining claims for up to four years into the future. All claims on the Golden Summit project currently are in good standing. The land on which the project is situated is zoned as Mineral Land by the Fairbanks North Star Borough, giving mineral development activities first priority use. There currently are no unusual social, political or

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environmental encumbrances to mining on the project. Kinross Gold’s Fort Knox open pit gold mine currently operates within 5 miles of the Golden Summit project. Other than the 14 patented mining claims (fee simple lands) the claims of the Golden Summit project have not been surveyed by a registered land or mineral surveyor and there is no State or federal law or regulation requiring such surveying. Survey plats for all patented mining claims are open to public inspection at the Bureau of Land Management. Freegold currently holds two valid Hardrock Exploration Permits on the project. Additional permits for currently anticipated future work are being acquired from the U.S. Bureau of Land Management, Alaska Department of Natural Resources, Alaska Department of Environmental Conservation, and Army Corps of Engineers.

Freegold acquired the right to earn a majority interest in a portion of the Golden Summit project in 1991 by entering into an option and joint venture agreement with Fairbanks-based Fairbanks Exploration Inc. By early 1997 Freegold had earned its interest and renegotiated the existing contract such that Freegold was left with a 93% interest in the property and had management control over the remaining 7% interest which was retained by Fairbanks Exploration. More recently Freegold entered into an agreement with Anglo Alaska Gold Corp. whereby it may earn a 100% interest in the 113 claim (13,020 acre) Yeager property by making cash payments totaling $225,000 over 7 years, by issuing 900,000 shares of Freegold stock over 3 years and by issuing an additional 500,000 shares once Freegold has expended over $1,000,000 in exploration expenditures. All underlying leases held by Freegold currently are in good standing.

On January 23rd, 2004, Freegold entered into an Option/Joint Venture Agreement with Meridian Minerals Corp. Under the Agreement the Golden Summit Project was divided into 4 project areas, Areas A, B, C and D. Meridian could up to a 70% interest in areas A and B by putting the project into Commercial Production. Meridian could earn an initial 50% interest by completing US $5 million in exploration expenditures over 4 years, making cash payments of US $390,000 over 4 years and investing up to $300,000 in private placements in Freegold. In order to earn a 60% interest Meridian was required to complete an Independent Bankable Feasibility Study. Upon placing the project into Commercial Production Meridian could earn a 70% interest. Exploration in the amount of $850,000 was conducted in 2004 and was funded by Meridian Gold. Meridian terminated its option on the project in February 2005. On May 31st, 2005 Freegold terminated its interest in the Yeager property, a leased block of state mining claims located to the north and east of the main Golden Summit claim block.

ACCESS AND INFRASTRUCTURE

The paved Steese Highway transects the Golden Summit property and is connected to state and privately maintained gravel roads allowing easy access to most areas of the property on a year-round basis. A high voltage electrical power line, land telephone lines, and a cellular phone net service the property. The greater Fairbanks area supports a population of approximately 75,000 and has excellent labor and services infrastructure, including rail and international airport access. Exploration and development costs in the Fairbanks area are at or below those common in the western United States.

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Elevations on the property range from 1,000 feet to over 2,200 feet. Topography in the area is dominated by low rounded hills dissected by relatively steep walled valleys. Outcrops are scarce except in man-made exposures. Vegetation consists of a tundra mat that supports subarctic vegetation (alder, willow, black spruce, aspen and birch). A variably thick layer of aeolian silt covers most of the property. Permafrost is limited to small discontinuous lenses on steep, poorly drained north-facing slopes and has posed no hindrance to past development. The climate in this portion of Alaska is dominated by 6 to 8 months of sub-freezing temperatures in winter followed by 4 to 6 months of warm summer weather. Average annual precipitation is 13 inches, mostly as snowfall.

Mining operations can be conducted on a year-round basis and heap leach technology has been profitably employed at two locations in the district since 1985. Kinross Gold’s Fort Knox gold mine, located 5 miles south of the project has produced over 3 million ounces of gold and operated year-around since entering commercial production in 1997. The 1.3 million ounce True North gold deposit, recently mined out by Kinross Gold and under decommissioning is located 5 miles west of the Golden Summit project and achieved commercial production in early April 2001. Combined these two operations produced approximately 340,000 ounces of gold in 2004 at a cash cost of $250 per ounce (Szumigala and Hughes, 2005). Production from the Fort Knox operation in 2006 was 333,383 ounces of gold produced at a cash cost of $300 per ounce.

HISTORY

Placer or lode gold mining has occurred almost continuously in the Golden Summit project area since gold was discovered in the district in 1902. Over 9.5 million ounces of placer gold have been recovered from the Fairbanks Mining District, of which 6.75 million ounces have been recovered from streams that drain the Golden Summit project (Freeman, 1992e). In addition, over 506,000 ounces of lode gold were recovered from past producing mines on the Golden Summit project (Freeman and others, 1996). More than 80 lode gold occurrences have been documented in the project area. Recent exploration discoveries in the Tintina Gold Belt have underscored the potential for bulk tonnage and high-grade deposits, both of which are known to exist in the Golden Summit project area (McCoy and others, 1997; Flanigan and others, 2000).

Freegold acquired an interest in the Golden Summit project in mid-1991 and since then has conducted extensive mapping, soil sampling, trenching, rock sampling, geophysical surveys and core, reverse circulation, and rotary air blast drilling on the project (Freeman, 1991; Galey and others, 1993; Freeman and others, 1996; Freeman and others, 1998; Freeman, 2004; Freeman, 2005; and Freeman, 2006). Over 23,660 feet of trenching have been completed along with 79,716 feet of core and reverse circulation drilling in 219 holes. A total of 7,729 soil samples have been collected. A total of 8,189 man-days of work have been completed during 12 separate work programs from 1991 to 2005. In 2006 four programs totaling 321 man-days of work were completed. Total expenditures from 1991 through 2005 amount to $7.4 million with an additional $816,600 spent in 2006.

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GEOLOGIC SETTING

Bedrock geology of the Fairbanks Mining District is dominated by a N60-80E trending lithologic and structural trend covering a 30-mile by 15-mile area (Robinson and others, 1990; Newberry and others, 1996). The Golden Summit project is situated in lower to middle Paleozoic metavolcanic and metasedimentary rocks of the Cleary sequence and Fairbanks Schist adjacent to a northwest trending thrust fault known as the Chatanika thrust (Figure 3). Rocks of the Fairbanks Schist and Cleary Sequences are exposed in the Cleary antiform, the northern of two northeast trending antiformal belts which form distinctive marker horizons in the mineralized portions of the district. Lithologies within the Cleary Sequence include quartzite, massive to finely laminated mafic to intermediate flows and tuffs, calc-schist, black chloritic quartzite, quartz-sericite schist of hydrothermal origin and impure marble. Lithologies in the Fairbanks Schist include quartz muscovite schist, micaceous quartzite and biotite quartz mica schist. These lithologies have been metamorphosed to the lower amphibolite facies.

Current maps for the Fairbanks District indicated that rocks of the Fairbanks Schist and Cleary Sequence have been over thrust from the northeast by eclogite to amphibolite facies rocks of the Chatanika terrane (Newberry and others, 1996; Figure 3). The Chatanika terrane consists of quartz muscovite schist, carbonaceous quartzite, impure marble, garnet feldspar muscovite schist, and garnet-pyroxene eclogite that have yielded Ordovician Ar40/Ar39 age dates. Motion on the Chatanika thrust fault has been dated at approximately 130 million years (Douglas, 1997) and resulted in structural preparation of favorable host units in the Chatanika terrane and adjacent lower plate rocks. Diamond drilling and trenching completed on the Golden Summit project by Freegold in 2003 and 2004 encountered Chatanika Terrane rocks over a mile south of the mapped contact of the Chatanika Terrane and suggest that the contact between the upper and lower plate is in fact a series of en-echelon low angle structures. This mixed terrane can be distinguished on airborne magnetics maps as a zone of intermediate magnetic intensity that is less than the highly magnetic rocks of the Chatanika Terrane but more magnetic that the Fairbanks Schist. The ramifications of this hypothesis are discussed under “Mineralization”.

Intrusives in the Fairbanks district have yielded Ar40/Ar39 and K-Ar dates of 85-95 million years (Freeman and others, 1996). These intrusives range in composition from diorite to granite and possess elevated Rb/Sr ratios indicative of significant crustal contribution to subduction generated magmas. Several granodiorite to aplite intrusive bodies are present in the Golden Summit project area. The presence of hypabyssal intrusives and sporadic Au-W skarn mineralization in the Golden Summit project area suggests the area may be underlain by more extensive intrusive bodies similar to those on Pedro Dome and Gilmore Dome (Freeman and others, 1998). This conclusion is supported by airborne geophysical surveys (DGGS, 1995) and by depth modeling conducted on these airborne data (PRJ, 1998). Mineralization within the Pedro Dome, Gilmore Dome and Dolphin intrusive complexes suggests plutonic rocks pre-date mineralization.

Rocks on the Golden Summit project are folded about earlier northwest and northeast trending isoclinal recumbent fold axes followed by an open folded N60-80E trending system (Hall, 1985). Upper plate rocks of the Chatanika terrane have been affected by more intense northwest and northeast trending isoclinal and recumbent folding followed by folding along the same N60-80E trending axis which affected lower plate rocks. Lithologic packages in both the

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upper and lower plates are cut by steeply dipping, high angle northwest and northeast trending shear zones, some of which are mineralized (Figure 3). Airborne magnetic data in this part of the Fairbanks District indicate the presence of district scale east-west and northeast trending structures which appear to post-date N60-80E folding (DGGS, 1995). Gold mineralization on the Golden Summit project post-dates regional and district scale folding and is contemporaneous with or slightly younger than district-scale northeast trending structures and plutonic activity.

DEPOSIT TYPES

Recent discoveries in the Fairbanks District have outlined a series of distinctive mineral occurrences which appear to be genetically related to mid-Cretaceous plutonic activity which affected a large area of northwestern British Columbia, Yukon, Alaska and the Russian Far East (Flanigan and others, 2000). This work, based on extensive geologic and structural mapping and analytical studies (major and trace element analysis, fluid inclusion microthermometry, 40Ar/39Ar geochronology, and isotope analysis) has provided new information regarding gold metallogenesis in the Fairbanks district (Burns et al., 1991; Lelacheur et al., 1991; Hollister, 1991; McCoy et al., 1994; Newberry et al., 1995; McCoy et al., 1995). A synthesis of this information (Hart et al., 2002, McCoy et al., 1997) suggests an ore deposit model in which gold and high CO2 bearing fluids fractionate from ilmenite series, I-type mid-Cretaceous intrusions during the late phases of differentiation. The gold is deposited in anastomosing pegmatite and/or feldspar selvage quartz veins. Brittle fracturing and continued fluid convection and concentration lead to concentration of gold bearing fluids in intrusions and schist-hosted brittle quartz-sericite shear zones. Carbonate and/or calcareous metabasite horizons host W-Au skarns and replacement deposits. Structurally prepared calcareous and/or carbonaceous horizons may host bulk-minable replacement deposits. These occur most distal to the intrusions within favorable host rock in the Fairbanks Schist and Chatanika Terrane. The various styles of significant hypogene gold mineralization in the Fairbanks Mining District are portrayed in a schematic cross section in Figure 4 (McCoy, 1997).

Seven different potentially economic gold deposit types have been identified in the Fairbanks district. They are:

1.

Gneiss or high-grade schist-hosted quartz veins or metasomatic replacement zones proximal to or within causative intrusives. Metals associated include Au, Bi, and As and possibly Cu and W. Pogo (5.6 Moz) and Gil (433,000 oz) are examples of such mineralization.

2.

Stockwork-shear style mineralization hosted in porphyritic intermediate to felsic intrusives. Mineralization contains Au with anomalous Bi, Te, W and trace Mo. There is a strong genetic relationship between host intrusion and gold mineralization. Examples include Fort Knox (7.2 Moz) and Dublin Gulch (+1 Moz).

3.

Porphyritic stockwork with intrusion/schist shear hosted Au-As-Sb with a strong genetic relationship between host intrusion and gold mineralization. Ryan Lode (2.4 Moz) and Dolphin are examples of this type of mineralization.

4.

Base metal ± Au, Ag and W intrusion hosted mineralization with a possible genetic relationship between precious metal mineralization and intrusion. Examples include Silver Fox prospects,

5.

Structurally controlled mineralization hosted by schist-only high angle shear zones and veins. Associated metals include Au, As, Sb, Ag, Pb and W in low sulfide quartz-

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carbonate veins. Alteration adjacent to veins is pervasive quartz-sericite-sulfide alteration that can extend for up to one mile from the source structure. Deposits were mined heavily prior to World War II and are noteworthy because of their exceptional grades (+1 to +5,000 opt Au). Examples include Cleary Hill (280,000 oz production), Christina (20,000 oz production), American Eagle (60,000 oz production), Hi Yu (110,000 oz production) and Newsboy (40,000 oz production) veins.

6.

Low angle, disseminated, carbonate-hosted Au-As-Sb mineralization associated with brittle thrust or detachment zones distal to generative intrusives. The True North deposit (1.3 Moz) is an example of this type of mineralization.

7.

Shear-hosted monominerallic massive stibnite pods and lenses. Trace As, Au, Ag and Pb but these prospects are noteworthy because they appear to represent the most distal end members of the intrusive gold hydrothermal systems. Examples include the past producing Scrafford and Stampede mines.

MINERALIZATION

Over 63,000 strike feet of mineralized shear zones have been identified within and immediately adjacent to the Golden Summit project (Freeman and others, 1996). The majority of the mineralized shear zones on the eastern end of the project trend N60-80W and dip steeply to the southwest. Shear zones on the western end of the project area predominantly trend N60-80E and dip steeply north. Shear zones in the central portion of the project (centered on the Cleary Hill mine) trend closer to east-west and appear to mark a transition zone from primarily northwest trending, south dipping shears to the east to primarily northeast trending, north dipping shears to the west. In addition, exploration activities conducted by Freegold have identified previously unrecognized shear zones trending N30-50W and due north-south (Freeman and others, 1998). These shear zones possess significantly different metal suites than N80W and N60E trending shears. These shear zone geometries and their distribution may represent sympathetic structures generated by regional scale shear couples related to Tertiary (post 55 Ma) motion of the Tintina and Denali faults (Flanigan and others, 2000).

Examination of the spatial arrangement of the +80 known gold occurrences in the Golden Summit area and the geometry of the +63,000 linear feet of document gold-bearing quartz veins in the area suggest veins swarms are controlled by a series of district-scale northeast-trending structures regularly spaced approximately 8,000 feet (2.4 km) apart in the Golden Summit area. These structures were first identified as district scale features evident on public airborne geophysical surveys conducted in the mid-1990’s (DGGS, 1995). Their periodicity with respect to clusters of known gold occurrences was unrecognized prior to that time. The Eldorado fault, which appears to control mineralization at both the Ryan Lode and the True North deposits, is the best documented of these district scale northeast structures. The Dolphin trend, located parallel to and 8,000 feet east of the Eldorado fault, is the next best-defined northeast-trending structure and probably is critical to the mineralization in the Newsboy, Tolovana, Dolphin and Cleary Hill areas (Figure 5). Approximately 8,000 feet farther east an unnamed northeast-trending structure passes through the Saddle zone where is may be integral to the formation of the highest known density of veins in the district, including those which host gold mineralization at the McCarty, American Eagle, Pioneer and Pennsylvania mines. Eight thousand feet further east, another unnamed northeast-trending structure passes through the Hi Yu mine area and probably is key to the formation of multiple veins in this area of the Golden Summit project. This

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8,000-foot periodicity probably extends to the east where northeast structures may control mineralization on Coffee Dome and to the west of the Eldorado Creek fault where they may control gold mineralization in the Treasure Creek area and the Sheep Creek area of Ester Dome.

The other recently recognized feature of gold mineralization in the Golden Summit area is related to the structural relationship between “lower plate” rocks of the Fairbanks Schist – Cleary Sequence and “upper plate” rocks of the Chatanika Terrane. Published maps of the district (Robinson and others, 1990; Weber and others, 1992; Newberry and others, 1996) indicate that the contact between the overlying Chatanika Terrane and rocks of the lower plate are marked by a single north-dipping thrust plane that strikes northeast according to Robinson and others (1990) or east-west according to Newberry and others (1996). Douglas (1997 dated this thrust event at 130 Ma based on data derived from a single core hole drilled by Placer Dome near the northwestern end of the Golden Summit project. The actual contact between upper and lower plate rocks is not exposed at surface anywhere along its mapped trace so the inferred motion direction (thrust versus low-angle gravity fault) remains uncertain.

With the exception of gold and antimony mineralization in the vicinity of the True North deposit, published geologic maps of the district indicate that all of the historic lode gold, tungsten and antimony occurrences in the Golden Summit area are hosted in lower plate rocks. Reinterpretation of the airborne magnetic data for the Golden Summit project suggests rock with magnetic signatures identical to the Chatanika Terrane (variable but high magnetic susceptibilities) extend considerably farther south than current published geologic maps indicate. In the field, geological and multi-element geochemical data suggest that virtually all of the known lode gold occurrences on the Golden Summit project are hosted in a zone containing mixed lithologies derived from both upper and lower plate rocks. This mixed zone appears to be the result of multiple en-echelon low angle structures separating upper and lower plate rocks. If this interpretation is correct, the grade and geometry of gold mineralization in the Golden Summit project area may be controlled in part by physical and/or chemical conditions that existed at the time of mineralization along or adjacent to en-echelon low-angle faults caused by emplacement of the Chatanika Terrane.

The major historic lode gold mines of the Golden Summit project derived their production primarily from northwest and northeast trending high angle, low sulfide, gold-polymetallic quartz veins and shear zones which transect what is now thought to be the mixed upper plate - lower plate rock package at Golden Summit (Pilkington, 1969; Metz, 1991; Freeman and others, 1996). These shear zones are characterized by a metal suite containing free gold with tetrahedrite, jamesonite/boulangerite, arsenopyrite, stibnite and scheelite with minor base metals. Fluid inclusion data suggest mineralization was associated with high CO2, low salinity fluids at temperatures average 350oC. Lead and sulfur isotope data, tellurium geochemistry and tourmaline compositions suggest a strong plutonic component to the Golden Summit shear hosted mineralization (McCoy and others, 1997).

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EXPLORATION

Cleary Hill Mine: In 1996 Freegold conducted its first drilling directed specifically at high grade shear-hosted quartz vein mineralization. Its initial drilling target was the Cleary Hill mine, the largest historic lode gold producer in the Fairbanks Mining District with estimated production of 281,000 ounces at 1.3 opt (Figure 6, Freeman and others, 1996). The mine last operated in 1942 at which point it was shut down by the War Powers Act while still mining what was then considered “ore grade” mineralization (Beyers, 1957). Attempts to reopen the mine in 1946 were thwarted by lack of working capital, manpower and equipment, not lack of minable reserves (Freeman, 1992). The Cleary Hill mine is hosted in interbedded mafic volcanics, quartzites and quartz muscovite schists on the north flank of the Cleary antiform (Freeman and other, 1996; Freeman and others, 1998). The majority of the past production was derived from the Cleary Hill vein which strikes N70-80W and dips 45 to 70 degrees to the south (Figure 5). The dip of the vein varies according to the bedrock host with steeper dips in more competent rock units and shallower dips in less competent rock units. Production from the mine took place over six levels (approx. 400 vertical feet) and consisted of quartz vein-hosted coarse free gold with trace arsenopyrite, pyrite, boulangerite and tetrahedrite. Higher grade intervals in the mine (+100 to 5,000 opt) commonly are associated with acicular needles and felted masses of boulangerite and jamesonite hosted in white to gray quartz veins ranging in thickness from 1 to 5 feet. Average thickness of the Cleary Hill high-grade vein was less than 3 feet.

While there has been limited trenching on the surface dating to 1969, there was no surface drilling done at Cleary Hill until Freegold conducted a reverse-circulation drilling program in late 1996 (Freeman and others, 1996). This drilling returned encouraging results from the down-dip extension of the Rhodes – Hall ore chute. Drilling indicated at least two vein systems contained +0.5 opt gold over narrow widths below the old underground workings (Table 1). Minimal drilling was accomplished in the footwall of the high-grade veins.

Positive results from the initial drilling lead to limited core drilling at Cleary Hill in 1997 and 1998 (Freeman and others, 1998; Table 1). Several of these core holes intercepted broad (>100 foot) intervals of low grade gold mineralization averaging >0.02 opt in the footwall of the high-grade veins. Neither old mine records nor previous drilling had indicated the presence of this type of mineralization at Cleary Hill, perhaps because it was sub-ore grade (<1.0 opt) when the mine was in production. This new information suggested that the Cleary Hill mine had potential as a bulk tonnage target with zones of lower-grade mineralization cut by multiple high-grade veins that extend to depths well in excess of previous underground mining.

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Table 1: Significant assays from the 1996-1998 Cleary Hill drilling

Holes #	From (feet)	To (feet)	Thickness (ft)	Au Grade (opt)
CHM96-1	10	235	225	0.025
including	25	60	35	0.106
including	45	50	5	0.569
CHM96-6	375 390	390	15	0.203
CHM96-7	245	260	15	0.211
including	245	250	5	0.585
CHD97-1	60	61	1	0.268
CHD97-1	161	177	16	0.022
CHD97-3	213	216	3	0.985
CHD97-3	278.1	440	161.9	0.025
Including	317	330.2	13.2	0.082
And	347	352	5	0.107
And	365	386.8	21.8	0.032
And	425.6	437.2	11.6	0.035
CHD97-4	394	544.1	150.1	0.037
Including	477.3	481.4	4.1	0.471
And	481.4	544.1	62.7	0.029
CHD9801	294	300	6	3.720
CHD9801	300	401	101	0.038
Including	310	315.3	5.3	0.138
And	324	329	5	0.093
And	339	344	5	0.082
And	361	366	5	0.068
And	396	401	5	0.262
CHD9801	437	447	10	0.030
CHD9801	592	632	40	0.064
Including	597	602	5	0.319
CHD9801	697	712	15	0.029
Including	702	707	5	0.046
CHD9801	747	798	51	0.025
Including	793	798	5	0.084
CHR9803	475	540	65	0.020
including	520	530	10	0.055
CHR9804	0	130	130	0.012
including	5	35	30	0.023
CHR9806	470	540	70	0.015

Subsequent soil auger sampling over the Cleary Hill area defined an extremely high-grade gold and gold pathfinder anomaly extending the length of the grid. Gold values as high as 2,750 ppb were detected in soils. Shadow imagery of soil data confirmed the presence of the N60E trending Dolphin shear zone cutting through the Cleary Hill area. This district-scale

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feature hosts the Dolphin prospect which crops out approximately 1,500 feet southwest of the Cleary Hill mine area. The N70W trending Cleary Hill vein is one of several veins along what is locally known as the Anna – Mary shear and suggests the widespread mineralization at Cleary Hill may be controlled by the intersection of the Dolphin and Anna Mary shear zones (Figure 5) within favorable host rocks of the mixed lower-upper plate unit.

Following completion of the 1998 drilling, a previously unknown underground drift map was made available to Freegold by a local prospector (Freeman, 2001). This drift dated to 1939 and extended for over 560 feet south from the hanging wall of the Cleary Hill vein. The drift map indicated the presence of over 15 high-grade gold-bearing veins in an area of the property where no previous exploration drilling had been conducted (Figure 6). Because both high-grade vein-hosted mineralization and low grade disseminated mineralization had been intersected in the Cleary Hill area it was recommended that one or more north-dipping angle holes be drilled through the area to determine if one or both styles of mineralization were present in areas previously untested by drilling.

In mid-2000, Freegold completed a single angle hole to test the above possibilities. Diamond core hole CHD00-1 was collared south of the Wyoming vein (southern-most vein in the area) and was directed due north at –50 degrees inclination (Freeman, 2001; Figure 6). The hole was terminated at a depth of 1,000 feet. The drill core was photographed and logged and obviously mineralized and/or altered intervals were split and assayed (Table 2).

Table 2: Geochemical summary, core hole CHD00-1

From Feet	To Feet	Thickness feet	Average gold grade (gpt)	Average gold grade (opt)
116	125	9	3.74	0.109
218	282	64	4.90	0.143
Inc. 218	225	7	13.72	0.400
And 225	265	40	5.07	0.148
343	348	5	1.96	0.057
405	410	5	1.81	0.053
520	522	2	86.12	2.513
699.5	705	5.5	1.22	0.035
876.3	878.6	2.3	1.64	0.047
896.4	897.4	1	2.23	0.065
946.4	949.5	3.1	2.25	0.065

Based on data derived from the 1939 drift map, the interval from 218 to 282 feet correlates with a previously unknown shear known now known as the Currey zone (Freeman, 2001; Figure 7). The Currey zone was intercepted from the footwall in the 1939 drift but was not mined. Given the highly fractured and brecciated nature of the Currey zone in hole CHD00-1 and the fact that the 1939 drift was within the oxide zone in this area, it is possible that the 1939 drift was terminated due to bad ground conditions in the Currey zone.

The strike of the Currey zone in the 1939 drift is N80oE with a 55o south dip (Figure 6). This strike and dip is consistent with other vein orientations in the Cleary Hill mine area. Based on these data the 64 foot thick drill intercept in hole CHD00-1 has a true width of approximately

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63 feet and projects to the surface approximately 220 feet north of the collar of hole CHD00-1 (Figure 6). Old trenches and prospect pits are common in the area but are caved and overgrown with vegetation so they provide no information regarding previous work on the Currey zone. Available records do not describe anything like the Currey breccia which suggests it was not mined or explored by previous prospectors or mine operators.

Gold mineralization in the Currey zone drill core intercept is marked by strong pervasive poly-phase quartz veining, localized black quartz flooding (possible fine grained sulfides?), pervasive sericite alteration and multiple event brecciation and silicification (Freeman, 2001; Figure 8). Coarse grained euhedral pyrite is common and is accompanied by extremely fine grained dark gray sulfides or sulfosalts which are normally present in high grade vein deposits in the district. Open space vugs with dogtooth quartz crystals occur locally. The interval from 235 feet to 240 feet contains exotic fragments of sericite altered medium grained granodiorite cut by numerous thin (<1 mm) quartz veinlets. This interval grades 6.37 gpt gold, 7,054 ppm arsenic and 221 ppm antimony. Veinlets within the intrusive fragments terminate at the fragment boundary indicating the intrusive was cut by quartz veins and subjected to sericitic alteration prior to being included in the Currey zone breccia. Except for the higher quartz vein volume in the Currey zone intrusive fragments, the intrusive itself looks very similar to the Dolphin intrusive which crops out only 1,500 feet to the southwest (Freeman, 1996a; Freeman, 1996c; Figure 5). This is the first time mineralized intrusive has been intercepted in the Cleary Hill area. Its presence strengthens the theory that the Dolphin shear zone is genetically related to gold mineralization in the Cleary Hill mine area.

Anomalous gold values in the Currey zone are associated with highly anomalous arsenic (1,672 to >10,000 ppm) and antimony (89 to >2,000 ppm). Sporadic anomalous lead (to 219 ppm) and silver (to 6.9 ppm) also occur in the Currey zone. Metal values in the Currey zone appear to be concentrated toward the upper (hangingwall?) contact beginning at 218 feet. Gold, silver, arsenic, antimony cadmium, copper, and sulfur peak at the upper contact and decrease down-hole toward the lower contact zone at 282 feet. Neither Bi nor Te is above detection limit in the Currey zone indicating mineralization is distal to an intrusive source. This observation is in agreement with previous work done on this area of the Golden Summit project (Flanigan and others, 2000).

A correlation matrix analysis conducted on samples from the upper 350 feet of hole CHD00-1 indicate gold is strongly correlative with arsenic (p = 0.83) and silver (p = 0.75) and moderately correlative with antimony (p = 0.69). Antimony is strongly correlative with silver and moderately correlative with copper suggesting the presence of freibergite (argentiferous tetrahedrite), a common mineral species in the vein and shear deposits in the district. Unlike most other high grade occurrences in the Golden Summit area, lead is poorly correlated with gold, antimony, and arsenic. Although manganese is not normally a diagnostic pathfinder in the Fairbanks District, this element is strongly depleted in the Currey zone. The cause of this depletion is unknown but may be related to relative depletion due to silica flooding and veining. It may also be explained if the host rock which makes up the matrix of the Currey zone breccia is predominantly felsic intrusive rock. Despite the presence of pervasive sericitic alteration, potassium also is depleted in the Currey zone. Sodium is depleted in the Currey zone, possibly as a result of plagioclase-destructive alteration. Unlike other mineralized intervals in hole CHD00-1, sulfur is strongly enriched in the Currey zone lending credence to the conclusion that the

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mineralization intercepted in the Currey zone constitutes a significant new discovery on the Golden Summit project.

The strike and dip extents of the Currey zone are unknown at present. The closest drilling to the east of the discovery hole is over 3,000 feet away in the Tamarack drill area (Freeman and others, 1998). There are no drill holes of any kind to the west of the discovery hole although the most likely candidates for an on-strike extension of the Currey zone are the Dolphin prospect (Adams, 1996) or Tolovana shear zone, both of which are at least 1,500 feet away. Soil auger sampling conducted in 1995 through 1998 covers only a portion of the strike extent of the Currey zone (Freeman and others, 1996; Freeman and others, 1998). Additional soil sampling can not be conducted to the west due to the extremely disturbed nature of the area as a result of placer gold mining in Bedrock Creek and widespread stripping and trenching conducted on the Tolovana vein in the mid-1980’s. The three prominent gold in soil highs that are present north of the collar of CHD00-1 are aligned approximately N80E and occur approximately 220 feet north of the collar of hole CHD00-1. They may be a manifestation of the Currey zone at surface but only trenching and drilling will determine if this statement is accurate.

In February 2002 Freegold completed approximately 4.5 line kilometers of capacitive coupled resistivity and very low frequency electromagnetic (VLF-EM) geophysical surveys in the Cleary Hill mine area (Figure 6). These surveys were designed to better define the structures which host high-grade gold mineralization intersected in drilling conducted by the company in 1996 through 2000. Known veins and shear zones covered by the capacitive coupled resistivity survey returned resistivity highs suggesting this geophysical tool may be useful in locating high grade structures elsewhere on the project.

In August and September 2002, Freegold completed approximately 1,219 feet of backhoe trenching in 6 trenches in the Cleary Hill mine area (Figure 9). A total of 292 chip channel and grab samples were collected. Trenches 1, 2 and 3 were sited on conductive zones outlined by ground geophysics. Trenches 4, 5 and 6 were sited using prior drilling, the 1939 drift maps and resistivity highs identified by 2002 ground geophysics. In general, bedrock consisted of highly oxidized quartzite, quartz mica schist, chlorite schist and local actinolite schist cut by quartz, quartz-carbonate and quartz-carbonate-sulfide veins ranging from a few centimeters to 50 centimeters in thickness. Metamorphic foliation dips gently (25-30 degrees) to the northwest and strikes to the northeast parallel to regional folding. Small-scale high angle faulting, on the order of 1 to 10 feet, was observed in the trenches. Gold mineralization is associated with high angle east-west striking quartz, carbonate or sulfide bearing veins and with shear zones where quartz volume is relatively low. Low angle north dipping quartz veins normally are of metamorphic origin and are barren.

Anomalous gold mineralization in trenches is associated with elevated arsenic and with sporadic anomalous silver, lead, bismuth, antimony, and tungsten. Despite gold values in excess of 428,000 ppb, arsenic values are seldom in excess of 1,000 ppb. All of the trenches bottomed in highly oxidized material which may explain the low trace metal values obtained from the trenches. Table 3 is a summary of the more significant gold values in the trenches. Grab samples of quartz vein material in the trenches returned values up to 428 gpt (12.5 opt) gold while channel sample values ranged up to 10 feet grading 4.29 gpt (0.125 opt) and 29 feet grading 1.16 gpt (0.034 opt). Trenches 4, 5 and 6 in fact constitute a single continuous trench over a distance of 604 feet. These trenches are located directly above the 1939 drift and the surface trace of the

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Currey zone discovery core hole (CHD00-1). The composite grade of this 604 foot interval is 457 ppb or nearly 0.5 gpt. It is clear from this observation that the country rock is highly mineralized as are the quartz veins which cut the country rock.

Most of the mineralized structures mapped in the trenches trend N60-80W and dip steeply south (Figure 9). These structures range from quartz veins with no apparent wall rock alteration or shearing to FeOx stained schist-hosted breccia and shear zones containing 1-20% crushed quartz in pods and veinlets. Based on the drill intercept in hole CHD00-1 and the “A” vein as noted on the 1939 underground map, the Currey zone projects to the surface approximately 220 feet north of the collar of hole CHD00-1. This area of trench 6 could not be sampled because bedrock could not be reached by the 15 foot depth limit of the backhoe used in the trenching program. It is likely that the highly brecciated, sulfide-bearing hydrothermal breccia in the Currey zone weathered recessively and was therefore not within reach of the backhoe used to excavate the trenches. The probably extension of this zone in Trench 1 to the southeast was also beyond the reach of the backhoe. Grab samples of rock from the overburden above the projection of the Currey zone in both these trenches returned values up to 3.59 gpt (0.105 opt) in trench 1 and 4.88 gpt (0.142 opt) in trench 6. These values are similar to the 4.9 gpt average returned from the Currey zone in hole CHD00-1.

The 35 foot thick zone grading 1.039 gpt gold (0.030 opt) from 70 to 105 feet in trench 5 is a new shear zone previously unrecognized at the surface (Table 3). This zone is central to a wider, lower grade envelope stretching from 50 to 130 feet which grades 0.726 gpt (0.021 opt). This same low grade shear zone may be correlative with mineralization in hole CHD00-1 from 288 to 520 (average grade 356 ppb). However, given the large number of veins known to exist within the trench and from the 1939 drift mapping, correlations between surface trenching and the drill hole are speculative at best. The surface trace of the Wackwitz vein plots very near a thin but high grade shear zone at 240 to 245 feet in trench 5. This interval returned a chip channel sample value of 11.5 gpt (0.337 opt) from a quartz vein in sericitized quartzite and chloritic schist. A grab sample of vein material from this shear returned 31.6 gpt (0.923 opt). Unlike most other veins in the trenching, there is very little mineralization (200-400 ppb) in the wall rock adjacent to the Wackwitz vein.

A previously unrecognized shear zone was encountered in trench 5 approximately 25 feet south of the Wackwitz vein. A 5 foot chip channel sample from iron oxide-stained black quartzite at 210 to 215 feet averaged 6.63 gpt (0.193 opt). A grab sample from this same zone returned a value of 211.4 gpt (6.167 opt). This shear zone may have been intercepted in the 1939 drift however it currently is not possible to make a correlation with a specific shear zone in the underground workings. The Colorado vein probably was exposed at 160 to 170 feet in the north end of trench 4. This interval returned 4.2 gpt gold (0.125 opt) from iron oxide stained quartzite and quartz muscovite schist. Mineralization adjacent to this zone was relatively low grade (100 to 200 ppb).

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 Table 3: 2002 Trench assays from Currey zone, Golden Summit Project.

Trench	From (feet)	To (feet)	Interval (feet)	Au (gpt)	Au (opt)
CU0201	5	15	10	1.320	0.039
CU0203	110	120	10	5.705	0.166
CU0203	275	300	25	1.625	0.047
CU0203	350	355	5	8.370	0.244
CU0204	160	170	10	4.290	0.125
CU0205	70	105	35	1.039	0.030
CU0205	210	215	5	6.630	0.193
CU0205	240	245	5	11.554	0.337
CU0205	270	275	5	2.140	0.062
CU0206	120	130	10	1.378	0.040
CU0206	157	186	29	1.165	0.034
CU0201	N/A	N/A	Grab	3.200	0.093
CU0201	N/A	N/A	Grab	2.680	0.078
CU0201	N/A	N/A	Grab	9.257	0.270
CU0201	N/A	N/A	Grab	3.590	0.105
CU0202	N/A	N/A	Grab	1.235	0.036
CU0203	N/A	N/A	Grab	1.215	0.035
CU0203	N/A	N/A	Grab	4.620	0.135
CU0203	N/A	N/A	Grab	428.468	12.497
CU0203	N/A	N/A	Grab	109.131	3.183
CU0203	N/A	N/A	Grab	99.257	2.895
CU0203	N/A	N/A	Grab	45.771	1.335
CU0203	N/A	N/A	Grab	8.810	0.257
CU0203	N/A	N/A	Grab	13.749	0.401
CU0203	N/A	N/A	Grab	4.620	0.135
CU0203	N/A	N/A	Grab	4.360	0.127
CU0203	N/A	N/A	Grab	190.423	5.554
CU0205	N/A	N/A	Grab	1.700	0.050
CU0205	N/A	N/A	Grab	31.646	0.923
CU0205	N/A	N/A	Grab	211.442	6.167
CU0206	N/A	N/A	Grab	4.880	0.142

Trench 3 was the farthest east trench excavated in the program and returned two zones of significant gold mineralization. A 10 foot interval from 110 to 120 returned 5.7 gpt (0.166 opt) from quartz chlorite schist containing quartz veining while the interval from 275 to 300 (north end of original trench) returned 25 feet grading 1.6 gpt (0.047 opt) from similar chloritic schists. Neither of these two zones were known from previous surface or underground work and their relationship to mineralization exposed over 400 feet to the west in trenches 4, 5 and 6 is uncertain at present.

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Prior to reclamation activities, the northern end of trench 3 (farthest east trench, Figure 9) was extended to determine the extent of sporadic gold mineralization (to 3.1 gpt) near its northern end. This extension exposed additional mineralization including an 18 inch thick quartz vein which contained coarse visible gold with grab sample assays grading up to 428 gpt (12.5 opt). Gold is hosted in leaf form at the core of a banded gray and white polyphase quartz vein suggesting multiple phases of quartz injection along the controlling structure. Metallic screen analysis indicated that standard –150 mesh fire assay results are nearly identical to weighted average metallic screen assay results suggesting nugget effect is not present to any significant degree. A plot of the location of this high grade vein suggests it could be the eastern extension of the Wackwitz vein which was exposed approximately 400 feet to the west in trench 5 where the shear hosting the vein returned 5 feet grading 11.5 gpt (0.337 opt). Mineralization associated with this new vein discovery is open in all directions.

In March 2003 Freegold completed 3 diamond drill holes (1,351.5 feet) to test the multiple veins known to exist between the Cleary Hill and Wyoming veins (Figures 7 and 9). As expected, these holes intercepted several significant grade-thickness intervals which correlate with veins and shear zones encountered in previous drilling and trenching (Table 4).

Table 4: Significant intercepts from the 2003 core drilling, Cleary Hill area.

Hole #	From (Feet)	To (Feet)	Thickness (Feet)	Au (gpt)	Au (opt)
CHD2003-01	41	449.5 (Eoh)	408.5	1.016	0.03
including	87	449.5 (Eoh)	362.5	1.125	0.033
including	87	425.5	388.5	1.191	0.035
including	124	140.5	16.5	1.727	0.05
including	124	425.5	301.5	1.276	0.037
including	220.5	225.5	5	9.7	0.283
including	220.5	333	112.5	1.85	0.054
including	317.8	333	15.s2	8.942	0.261
including	317.8	425.5	107.7	2.393	0.07
including	396.5	425.4	26	4.356	0.127
CHD 2003-02	76.5	100	23.5	1.045	0.03
And	199.2	202	2.8	1.31	0.038
And	277	286	9	1.267	0.037
And	333	335	2	1.1	0.032
And	364.5	368	3.5	5.37	0.157
CHD 2003-03	134	148.5	14.5	2.314	0.067
And	225	229.5	4.5	1.05	0.031
And	320.5	326	5.5	1.95	0.057
and	400.5	407.5	7	1.197	0.035

The 2003 drill results confirmed the presence of a vein swarm extending across a north-south distance of 400 meters from the Wyoming mine on the south to the Cleary Hill mine on the north. Mineralization consists of high grade gold in quartz veins and quartz stockwork zones as well as disseminated gold mineralization hosted in highly sericite altered pelitic schists. Grades

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in both the high-grade structures and the disseminated wall rocks are significant both in overall grade and width and are open along strike in both directions and at depth. To date, drilling and surface trenching have identified at least 17 mineralized structures between the Cleary Hill and Wyoming veins.

Drilling results from hole CHD03-01 include 408.5 feet grading 0.030 opt gold (1.016 gpt) and 16.5 feet which averaged 0.050 opt gold (1.727 gpt, Table 4). This latter interval is correlated with the trace of the Currey zone approximately 115 feet up-dip from the original discovery intercept in hole CHD00-1 (Table 2). Using these two intercepts, the Currey zone has an apparent dip of approximately 70 degrees to the south. Mineralization in the Currey zone in hole CHD03-01 consists of brecciated quartz mica schist, quartz sericite schist, igneous breccia and fault gouge. Alteration consists of pervasive strong sericite replacing the country rock and 1 to 10% quartz and/or quartz-carbonate veins. Similar mineralized metamorphic and igneous breccias were recognized from the Currey zone in hole CHD00-01.

Hole CHD03-1 also intercepted two previously unknown high grade zones hosted in quartz-sericite altered schist containing pervasive silica flooding and secondary quartz-carbonate veins. The upper interval, believed to be the down-dip extension of the Wackwitz vein, returned 15.2 feet grading 0.261 opt gold (8.942 gpt, Figure 7). The Wackwitz shear zone was intercepted in surface trenching and returned grab sample values up to 12.497 opt gold (428.4 gpt) and 0.923 opt gold (31.6 gpt, Table 3).

The lower interval, correlative with the Wyoming vein, returned 26 feet grading 0.127 opt gold (4.356 gpt, Table 4, Figure 7). The lower intercept correlates with a high grade vein intercepted in hole CHD00-01 (Table 2) which returned 2.513 opt gold (86.12 gpt) and surface trench channel samples which returned 10 feet grading 0.125 opt gold (4.29 gpt, Table 3).

During early 2004 a total of 6 diamond drill holes (4,960.5 feet) were drilled at the Cleary Hill mine prospect to confirm both the structural and grade continuity of a portion of the Cleary Hill vein system not previously explored by drilling (Figure 9, Table 5). The drill program successfully intersected the Cleary Hill vein 125 meters below the previously mined workings and indicated the presence of additional mineralized zones above and below the projection of the Cleary Hill Vein. The drilling confirmed the old mine longitudinal sections, dating back to the 1940’s, which accurately portray the trend of high grade mineralization associated with the Bankers Stope chute on the Cleary Hill vein. These sections indicate the presence of several other mineralized vein systems and which can be used to guide additional drilling within the Cleary Hill area. Freegold has drilled below the old Cleary Hill mine workings along an approximate 240 meter strike length. Underground workings extend over 800 meters along strike of the Cleary Hill vein. A significant number of other mineralized veins and structures were intercepted in the hanging wall (south) of the Cleary Hill vein.

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Table 5: Significant intercepts from the 2004 core drilling at Cleary Hill.

DrillHole	From_ft	To_ft	Interval_ft	Au_gpt	Au_opt	Comments
CHD0401	125.5	131.5	6	9.7	0.283
CHD0401	222.5	225.5	3	3.1	0.090
CHD0401	285	289	4	4.3	0.125
CHD0401	556	562	6	4.1	0.120	Cleary Hill Vein

CHD0402	583.5	586	2.5	2.5	0.073
CHD0402	611.5	620.5	9	2.5	0.073	Cleary Hill Vein
Including	614.5	617	2.5	6.0	0.175

CHD0403	167	170	3	2.2	0.064
CHD0403	295	298	3	2.6	0.076
CHD0403	447.5	448.5	1	2.5	0.073
CHD0403	567	577.5	10.5	15.4	0.449
Including	567	573.5	6.5	22.5	0.656	Cleary Hill Vein
CHD0403	661	666	5	4.6	0.134

CHD0404	264.5	267	2.5	2.0	0.058
CHD0404	320	321	1	2.7	0.079
CHD0404	518	519	1	15.5	0.452
CHD0404	672	674	2	33.2	0.968	Cleary Hill Vein
CHD0405	29.5	32	2.5	2.7	0.079
CHD0405	37	39.5	2.5	3.6	0.105
CHD0405	219	221	2	3.5	0.102
CHD0405	267	270	3	11.8	0.344
CHD0405	603.25	605.5	2.25	5.6	0.163	Cleary Hill Vein
CHD0405	670.5	683	12.5	2.0	0.058
Including	680.5	683	2.5	7.6	0.222
CHD0405	730	732.5	2.5	9.6	0.280
CHD0405	771	779	8	2.8	0.082
Including	771	774	3	4.8	0.140
CHD0405	842	845	3	2.2	0.064

CHD0406	37	47	10	3.1	0.090
Including	37	40.5	3.5	6.1	0.178
CHD0406	187	188	1	5.7	0.166
CHD0406	292	299	7	2.6	0.076
Including	292	294	2	6.0	0.175
CHD0406	388	397	9	3.2	0.093
Including	392	397	5	4.4	0.128
CHD0406	813	815	2	2.2	0.064	Cleary Hill Vein

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A significant number of other mineralized veins and structures were intercepted in the hanging wall (south) of the Cleary Hill vein (Table 5). Additional drilling is required to test the extent and potential of intervals intercepted above the Cleary Hill vein. Seventeen known mineralized veins were explored during the 2003 trenching and drilling campaigns; however only a few of these veins were located far enough north to be tested by the 2004 Cleary Hill drilling. Gold mineralization in the 2004 drill holes was in the form of fine grained and visible free gold associated with quartz veins, stockworks and quartz-rich shear zones containing between 1-3% pyrite, arsenopyrite and jamesonite. Coarse gold was observed in drill core suggesting that a nugget effect may be present.

In late 2005 Freegold completed 1,270 feet of backhoe trenching in 6 trenches covering a 1,000 foot wide area south of the Cleary Hill Mine. Two district scale shear zones (Dolphin and Anna Mary) intersect in this area (Freeman and others, 1998) and many small-scale historical underground gold mines are hosted along their lengths. The purpose of this program was to extend to the east vein and shear-hosted gold mineralization discovered in 2002 trenching and to test for potentially surface minable stockwork mineralization at the intersection of the Anna Mary and Dolphin shear zone. Trench WZ-05-01 tested the mineralization within the 550 foot area between 2002 trenches CU02-4/5/6 and CU02-3, while the remaining five trenches, WK-05-02 to WK-05-06, were placed to test the eastern strike extent of the zone, and to further test the continuity of high grade veins encountered in the 2002 trenching. Sampling was conducted on all trenches using 5 foot floor channel samples with selected grab samples from obviously altered or mineralized zones. A total of 82 samples (60 channel, 21 grab) were resubmitted for metallic screen analyses to determine the extent of nugget effect.

Two new 6 to 18 inch gold-bearing veins were encountered in trench WZ-05-01 (Table 6, Figure 10). The northernmost of the two veins graded 28.6 gpt over 5 feet, with three grab samples from the vein grading 139.0, 22.1, and 12.0 gpt. A second vein was encountered 190 feet to the south, and graded 35.3 gpt over 5 feet with one grab sample grading 63.7 gpt. It is unclear at this time how these veins relate to other high-grade veins encountered in the two 2002 trenches to the east and west. Numerous other smaller quartz veins (less than 2 inches) and sheeted quartz veinlets (less than 1 inch) were encountered within the trenches and their continuity and over-all significance are unknown at present.

One vein that has been correlated between the trenches is the Wackwitz vein, which is identified by its unique, well-banded, tan to white and grey quartz texture, with native gold occurring as disseminated grains and as thin filigree seams along the contacts between the white and grey quartz. The Wackwitz was originally discovered in trenches CU02-4/5/6 (5 feet grading 11.5 gpt with one grab sample grading 31.6 gpt) and CU02-3 where 3 grab samples of the 1.5-foot wide vein returning 417.3, 92.6 and 80.0 gpt. This vein also was encountered in trench WZ-05-02. The trench extended the known strike length of the Wackwitz vein to 730 feet, where the shear zone hosting the vein returned 10 feet grading 2.89 gpt. One- millimeter flakes of native gold were observed in the vein at this location.

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Table 6: Significant intervals from the 2005 trenching program at Cleary Hill.

Trench	Sample Type	From (ft)	To (ft)	Interval (ft)	Gold Grade (gpt)	Gold Grade (opt)
WZ0501	Trench	15	60	45	0.87	0.025
including	Trench	15	30	15	1.29	0.038
WZ0501	Grab	17			1.18	0.034
WZ0501	Grab	31			1.04	0.03
WZ0501	Trench	130	135	5	35.3	1.03
WZ0501	Grab	131			63.7	1.858
WZ0501	Trench	175	185	10	1.74	0.051
WZ0501	Trench	320	325	5	28.6	0.834
WZ0501	Grab	325			12	0.35
WZ0501	Grab	325			139	4.054
WZ0501	Trench	325	330	5	2.1	0.061
WZ0501	Grab	326			22.1	0.654
WZ0502	Trench	30	50	20	2.03	0.059
WZ0502	Trench	95	105	10	2.89	0.084
WZ0502	Trench	345	350	5	1.46	0.043
WZ0502	Grab	349			9.83	0.287
WZ0502B	Trench	0	52.5	52.5	7.16	0.187
WZ0502B	Grab	0			1.17	0.034
WZ0502B	Grab	39.4			16.35	0.477
WZ0502B	Grab	49.2			8.19	0.239
WZ0502C	Trench	0	6.6	6.6	5.78	0.169
WZ0503	Trench	0	5	5	2.88	0.084
WZ0503	Grab	6			5.6	0.163
WZ0503	Grab	6			3.14	0.092
WZ0503	Grab	8			1.27	0.037
WZ0503	Grab	8			25.9	0.755
WZ0503	Grab	64			5.09	0.148
WZ0503	Trench	70	80	10	2.5	0.073
WZ0504	Trench	0	10	10	1.03	0.03
WZ0504	Trench	20	30	10	2.8	0.064
WZ0506	Trench	50	80	30	1	0.029

Two additional short small trenches, WZ-05-2B and WZ-05-2C, with a combined length of 59 feet, were placed perpendicular to WZ-05-2 in order to expose the Wackwitz vein along its strike. The average assay over this 59-foot interval was 6.4 gpt, with four grab samples of the vein returning grades ranging from 0.38 to 16.35 gpt. The vein is between 5 and 10 inches thick in this area, strikes east-west, and dips 40-60 degrees south. It is unclear at this time whether intercepts of veining at the southern end of trench WZ-05-03 (5 feet grading 2.88 gpt with a grab

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sample of vein grading 25.9 gpt) and in trench WZ-05-04 (10 feet grading 2.80 gpt) are the fault- displaced extensions of the Wackwitz vein.

In June of 2006 a trenching program was instituted on the west flank of Cleary Hill, in the area between trenches CU0204-06 through WZ0504, to provide information on the continuity of mineralized structures uncovered in 2002 through 2005 (Figure 10). Trenching was also conducted on the east flank of the hill where it aimed at exposing mineralization that was worked from the historic Beistline shaft area on the southeastern extension of the Cleary Hill vein system (Figure 11). Preliminary trenching in the Beistline area exposed extensive sericite alteration coupled with oxidized quartz veins. Trenching was then extended to the west over the crest of the hill to within 360 feet of WZ0506 in an attempt to tie the eastern and western mineralized zones together. A total of 438 five to ten foot long chip channel samples were collected over 2,295 feet of backhoe trenching in 19 trenches. In addition 113 grab samples were collected from prospective veins and shear zones within the trenches.

Trenches BST0601, BST0603, and BST0605 (Figure 11) intercepted numerous intervals of multiple ppm gold mineralization in the Beistline shaft area with BST0603 uncovering 9 five foot intervals of greater than one troy ounce per short ton (opt) gold (Table 7). Gold bearing rocks contain moderate to extensive amounts of sericite and Fe oxide alteration surrounding friable quartz veins and pods with moderate to extensive scorodite and a dark gray graphitic(?) sericite. Trench BST0601 exposed the caved underground workings of the Beistline Shaft, also referred to as the Cleary East Extension. Due to the depth of the old workings and poor ground conditions, the trench was more of a pit. Some areas of the pit were not sampled for safety reasons due to unstable ground conditions. Grab sample results from this pit include: 57 ppm Au, 64.2 ppm Au, 42.6 ppm Au, 39.6 ppm Au, and 12.9 ppm Au. BST0602 did not intercept high grade gold mineralization. BST0603 was excavated along the strike of the mineralized structure exposed in BST0601 and extends 100 feet west of the western end of BST0601. The assay results from the chip channel samples from this trench show that high grade gold mineralization extends west from the Beistline shaft area (Table 7). Trenching perpendicular to the inferred strike of mineralization (BST0604, BST0608) indicates that mineralization is high angle; there are few intercepts greater than 1 ppm uphill from BST0603. Trenching west of BST0603 uncovered less consistent gold mineralization. It appears that the mineralized structure is faulted to the north beyond the west end of trench BST0605. Based on the trend of the exposed footwall of the mineralized structure, the Beistline Vein (or possible extension of the Cleary vein) generally strikes at 295°.

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Table 7: Significant intervals from the Beistline Shaft area trenches.

Trench	From_ft	To_ft	Interval_ft	CollectType	Au_ppm
BST0601	0	5	5	Chip channel	6.650
	5	10	5	Chip channel	1.060
	10	15	5	Chip channel	4.870
	15	20	5	Chip channel	16.900
	20	20	0	Grab	57.000
	20	25	5	Chip channel	1.595
	23	23	0	Grab	64.200
	30	30	0	Grab	39.600
	30	30	0	Grab	42.600
	40	45	5	Chip channel	36.500
	45	45	0	Grab	12.900
	45	50	5	Chip channel	42.200
	55	60	5	Chip channel	19.500
BST0603	15	20	5	Chip channel	6.150
	19	19	0	Grab	50.700
	20	25	5	Chip channel	14.100
	25	30	5	Chip channel	10.750
	30	35	5	Chip channel	60.200
	35	40	5	Chip channel	55.900
	39	39	0	Grab	17.000
	40	45	5	Chip channel	129.000
	45	50	5	Chip channel	176.500
	50	55	5	Chip channel	42.400
	55	60	5	Chip channel	1.965
	60	65	5	Chip channel	2.160
	65	70	5	Chip channel	101.500
	70	75	5	Chip channel	255.000
	75	80	5	Chip channel	239.000
	80	85	5	Chip channel	149.500
	85	90	5	Chip channel	6.940
BST0603B	0	5	5	Chip channel	25.300
	15	20	5	Chip channel	30.700
BST0605	10	15	5	Chip channel	55.300
	30	30	0	Grab	49.400
	30	35	5	Chip channel	17.700

Further trenching perpendicular to this inferred mineralized trend in BST0606, BST0607, and BST0609 intercepted multiple veins and shears which returned +1 ppm gold mineralization (Figure 11, Table 8). Alteration was similar to that exposed in the Beistline Shaft area with grab samples returning values of 312 ppm Au, 53.4 ppm Au, 50.5 ppm Au, 33.9 ppm Au, 14.9 ppm Au, and 12.3 ppm Au. Trench BST0610 may have intercepted Beistline style mineralization near its southern end, but this intercept is not consistent with the trend of the vein intercepted in other trenches to the east. The north end of BST0610 returned a high grade chip channel (12.1 ppm Au) and two high-grade grab samples, 57.9 ppm gold and 13 ppm Au. These intercepts are too distant from other trenching to draw any definitive conclusions about their association with Beistline style mineralization (Figure 11).

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Table 8: Significant intervals from Beistline Trend trenches.

Trench	From_ft	To_ft	Interval_ft	CollectType	Au_ppm
BST0606	50	55	5	Chip channel	9.320
	54	54	0	Grab	33.900
BST0607	7	7	0	Grab	12.300
	7	7	0	Grab	312.000
	33.5	33.5	0	Grab	14.900
BST0609	23	23	0	Grab	53.400
	24	24	0	Grab	50.500
	60	65	5	Chip channel	1.170
	65	70	5	Chip channel	1.350
	70	75	5	Chip channel	0.630
	75	80	5	Chip channel	6.020
	80	85	5	Chip channel	0.680
	85	90	5	Chip channel	1.240
BST0610	370	375	5	Chip channel	14.300
	391	391	0	Grab	57.900
	475	480	5	Chip channel	12.100
	480	480	0	Grab	13.050
	480	485	5	Chip channel	2.280

Trenches WC0601 and WC0602 in the Wackwitz vein and Currey shear areas, respectively, consist of a series of 10 foot long chip channels spaced 10 feet apart oriented perpendicular to the inferred trend of gold mineralization uncovered between CU0203 and WZ0504 (Figure 10). WC0601 is situated between WZ0503 and WZ0504 and returned an average grade of 2.3 ppm gold (range 0.75 to 3.48) over a distance of 60 feet. WC0602 is located between CU0203 and WZ0502 and returned an average grade of 2.2 ppm gold (range 0.57 to 4.45) over a distance of 140 feet. Unlike the vein-hosted mineralization exposed in WC0601, gold mineralization in WC0602 was hosted in heavily sheared calcareous chlorite(?) schist stained by strong, pervasive manganese and iron oxides. The results from WC0602 suggest that the Currey shear extends through this area, that it is hosted by a distinctive black and orange-stained calcareous chlorite schist (possibly upper plate eclogite terrane rocks) and that it carries consistent gold grades along strike.

WC0603 was excavated to follow the Wackwitz vein along strike from trench WZ0502C through trench CU0203. This trenching validates previous descriptions of the Wackwitz vein. It exhibits a distinctive color banding which alternates between white to cream colored quartz and a distinctive gray quartz whose color is probably caused by very fine grained disseminated sulfides. The vein varies in thickness from less than an inch to up to 18 inches and dips steeply (50°-75°) to the south. Exposed vein material oxidizes to a dull tan in a few days, perhaps due to siderite content. There are 4 sections of WC0603 that intersect high grade gold mineralization starting at the southwest end: 0-55 feet (48.6 ppm Au), 65-85 feet (14.1 ppm Au), 175-200 feet (19.7 ppm Au), and 225-235 feet (31.7 ppm Au) (Table 9, Figure 11).

Trench WC0604 runs perpendicular to the Wackwitz trend and exposes two intervals with greater than 1 ppm gold grades, one on the north end correlative with the Wackwitz vein and one on the south end correlative with the Currey trend. WC0605 exposed a previously unknown mineralized vein/shear package to the north of the Wackwitz trend that carries gold

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grades of 6.2 ppm gold and 16.7 ppm gold in 5-foot chip channels and grab samples which returned 31.9 and 38.1 ppm gold. It has been named the Alaska vein (Table 9).

Three additional trenches were excavated to the northwest of the Wackwitz vein trend aimed at uncovering the Colorado vein that was intercepted near the north end of WZ0501 and inferred to correlate to quartz veining in CU0204. Quartz vein rubble was intercepted in trenches CL0601-03 with grab samples ranging from 13.75 – 30 ppm gold (Table 9, Figure 10).

Table 9: Significant intervals from the Currey, Wackwitz, and Colorado trenches.

Trench	From_ft	To_ft	Interval_ft	CollectType	Au_ppm
WC0601	7	7	0	Grab	23.200
WC0603	0	5	5	Chip channel	3.440
	5	10	5	Chip channel	26.400
	10	15	5	Chip channel	104.000
	15	20	5	Chip channel	5.460
	20	25	5	Chip channel	163.500
	25	30	5	Chip channel	4.750
	30	35	5	Chip channel	3.030
	35	40	5	Chip channel	1.090
	40	45	5	Chip channel	143.500
	45	50	5	Chip channel	36.600
	50	50	0	Grab	105.500
	50	55	5	Chip channel	42.800
	65	70	5	Chip channel	13.650
	70	75	5	Chip channel	27.400
	75	80	5	Chip channel	7.180
	80	85	5	Chip channel	8.400
	175	180	5	Chip channel	9.160
	180	185	5	Chip channel	0.222
	185	190	5	Chip channel	79.600
	190	195	5	Chip channel	1.560
	195	200	5	Chip channel	8.130
	225	230	5	Chip channel	22.000
	230	235	5	Chip channel	41.500
WC0605	28.5	28.5	0	Grab	31.900
	30	30	0	Grab	38.100
CL0601	8	8	0	Grab	16.250
	9	9	0	Grab	13.750
CL0603	58	58	0	Grab	30.000

Based on encouraging results from the June trenching program, a fall trenching and bulk sampling program was initiated in late August. Initial efforts were focused on the Beistline shaft area where a close-spaced chip-channel sample grid was laid over the vein and the immediate hanging wall in the vicinity of BST0603. This sampling was oriented perpendicular to previous chip channels in order to further define the high grade gold mineralization and to determine the extent and geometry of lower grade mineralization. Due to the high grade nature of the gold mineralization at the Cleary Hill prospect all samples collected during the fall program were submitted for gravimetric gold analysis (50 ppb lower detection limit, See Sample Preparation, Analysis and Security). Initial assay results indicated that high grade gold mineralization in the Beistline shaft area is exposed for 80 feet in BST0603 with widths ranging from 5 feet to 30 feet (Table 10).

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During this sampling program construction began on a haulage road capable of supporting heavy trucks that were scheduled to haul high grade vein material from the bulk sampling areas to a central processing stockpile. The road started in the Beistline shaft area and was designed to further expose gold mineralization intercepted in BST0606, 07, 09, and 10. An area uphill from BST0603 was stripped of overburden and further bedrock chip channel sampling was conducted (Figure 12). Results indicate that high grade gold mineralization is centered on BST0601 and BST0603 with significant intercepts located uphill and up dip (Table 10, BSX9040 & BSX9100). The significance and extent of this previously unknown mineralization is unclear.

Table 10: Significant intervals from Beistline Bedrock Chip Channel Sampling

Trench	From_ft	To_ft	Interval_ft	CollectType	Au_ppm
BSX0010	-1	4	5	Chip channel	7.330
BSX0030	10	15	5	Chip channel	8.126
BSX0030	15	20	5	Chip channel	17.589
BSX0035	-6	-1	5	Chip channel	15.600
BSX0035	0	5	5	Chip channel	26.194
BSX0035	5	10	5	Chip channel	11.314
BSX0035	15	20	5	Chip channel	14.160
BSX0040	10	15	5	Chip channel	46.286
BSX0045	-6	-1	5	Chip channel	14.325
BSX0045	10	15	5	Chip channel	27.189
BSX0065	5	10	5	Chip channel	31.097
BSX0065	10	15	5	Chip channel	12.857
BSX0070	5	10	5	Chip channel	9.737
BSX0070	10	15	5	Chip channel	5.451
BSX0075	5	10	5	Chip channel	7.577
BSX0075	10	15	5	Chip channel	7.097
BSX0080	5	10	5	Chip channel	35.246
BSL9001	30	35	5	Chip channel	13.625
Uphill
BSX9040	-83	-78	5	Chip channel	53.925
BSX9100	-31	-26	5	Chip channel	7.380

Road-cuts created during construction of the haul road were sampled using 5 foot long chip channels and labeled as trenches GST0601 through 03 and GST0611 through 12 (Figure 13). GST0601 intercepted three distinct new mineralized veins/shear zones between the Wackwitz - Currey trend (South vein swarm) and the Cleary Hill Mine trend exposed at the north end of BST0610 (Figure 12). Samples collected from the Blue Shear, Red Vein, and D-8 Vein all contain multiple ppm gold (Table 11). Both the Red and D-8 veins are south dipping high angle arsenopyrite-quartz veins, while the Blue shear in a south dipping low angle structure defined by Fe oxide-sericite alteration. The south end of GST0603 crosses the western-most surface exposures of the Currey shear. The complex nature of this shear zone is well exposed (see later discussion of Currey bulk sample).

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Table 11: Selected intervals from road cut sampling.

Trench	Vein	From_ft	To_ft	Interval_ft	CollectType	RockUnit	Au_ppm
GST0601	Blue Shear	20	25	5	Chip channel	Schist, Shear	3.145
	Blue Shear	25	30	5	Chip channel	Schist, Shear	1.290
	Blue Shear	30	35	5	Chip channel	Schist, Shear	1.126
	Blue Shear	35	40	5	Chip channel	Schist	1.307
	Blue Shear	40	45	5	Chip channel	Shear, Schist	6.375
		110	115	5	Chip channel	Quartz vein	2.600
	Red	135	140	5	Chip channel	Schist, Shear	15.350
	Red	135	140	5	Chip channel	Shear	7.890
	D-8	183	183	0	Grab	Quartz vein	32.650
	D-8	183	183	0	Grab	Quartz vein	12.550
	D-8	185	190	5	Chip channel	Schist, Quartz vein	3.020
GST0603	Wackawitz	150	155	5	Chip channel	Schist	7.370
	Currey Shear	185	190	5	Chip channel	Shear	3.330
	Currey Shear	190	195	5	Chip channel	Shear	1.630
	Currey Shear	195	200	5	Chip channel	Shear, Quartzite	1.259
	Currey Shear	200	205	5	Chip channel	Quartzite	2.845
GST0616	Red	18	22	4	Chip channel	Quartz vein	21.300
	Red	20	24	4	Chip channel	Shear	1.360

Further bedrock chip channel sampling was conducted in a grid pattern from the west end of WC0602 to GST0603 and from the west end of WC0603 to the south end of WC0605 (Figure 13). Assay results from this chip channel grid indicate that the consistent gold grade of the Currey shear extends from WZ0504 west to GST0603, a strike distance of 500 feet (Figure 13). A total of 226 chip channel samples were collected with an average of 849 ppb gold, a high value of 6.7 ppm gold and a low of 48 ppb Au. 116 of the 226 chip channel samples collected from the Wackwitz area returned greater than 500 ppb gold with 48 over 1 ppm gold and 21 over 2 ppm gold.

While constructing the haul road near the north end of GST0601, a broad zone of Fe oxide and sericite alteration with local white quartz pods was exposed and sampled. This road cut exposed a 30 foot wide zone of intense sericite alteration coupled with arsenopyrite-quartz veining and flooding. A graphitic(?) sericite/schist similar to that exposed in the Beistline area is associated with the hanging wall shear zone. The similarities of this alteration package to that uncovered in the Beistline area prompted excavation of a series of trenches, GST0604-10, aimed at tracing this alteration and possibly linking it to the high grade gold mineralization intercepted in BST0610. Initial assay results from the trench chip channels did not contain the high gold concentrations intercepted at the Beistline area. The alteration package is extensive and exhibits multiple low angle reverse structures that dip both south and north. The trenches reveal that there has been significant north-south directed compression in the Cleary Hill area. Final assay results show that GST0610 intercepted a 5 foot interval with 16 ppm gold near it southern limit (Table 12). Trenches GST0608-10 were then extended and GST0617 and GST0620 were excavated (Figure 13). Sampling of these trenches indicates that a second high grade auriferous arsenopyrite-quartz vein that was intercepted at 391 feet in BST0610 extends northwest through GST0617, GST0610, GST0609, and GST0608 (Table 8, Table 12).

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Table 12: Significant intervals from the Cleary vein area trenching.

Trench	Vein	From_ft	To_ft	Interval_ft	CollectType	RockUnit	Au_ppm
GST0604	Cleary	14	14	0	Outcrop	Quartz vein	1.102
	Cleary	21	24	3	Chip channel	Schist, Graphite schist	0.874
	Cleary	21	24	3	Chip channel	Shear	1.086
	Cleary	24	27	3	Chip channel	Schist, Graphite schist	1.481
GST0605	Cleary	5	10	5	Chip channel	Graphite schist, Schist	1.039
	Cleary	10	10	0	Outcrop	Schist	5.640
GST0606	Cleary	5	10	5	Chip channel	Shear, Schist	1.351
	Cleary	7.5	7.5	0	Outcrop	Graphite schist, Schist	2.650
GST0607	Cleary	20	25	5	Chip channel	Quartzite, Shear	0.954
	Cleary	25	30	5	Chip channel	Quartzite, Shear	1.094
GST0608	Cleary	20	25	5	Chip channel	Schist	1.220
	Cleary	49	49	0	Outcrop	Shear	1.700
	Cleary HG	130	135	5	Chip channel	Schist, Shear	0.996
	Cleary HG	132	133	1	Chip channel	Shear	4.950
	Cleary HG	132	133	1	Chip channel	Shear	1.246
GST0609	Cleary HG	117	117	0	Outcrop	Shear	8.750
GST0610		0	5	5	Chip channel	Schist	1.615
		15	20	5	Chip channel	Shear, Schist	0.962
	Cleary	35	40	5	Chip channel	Schist, Quartz vein	1.463
	Cleary	65	70	5	Chip channel	Gouge, Quartz vein	1.558
	Cleary HG	125	130	5	Chip channel	Schist, Quartz vein	13.625
	Cleary HG	127	127	0	Outcrop	Quartz vein	29.800
	Cleary HG	128	128	0	Outcrop	Quartz vein	17.700
GST0617		5	10	5	Chip channel	Quartzite	1.057
	Cleary	20	22	2	Chip channel	Shear	1.321
	Cleary	20	22	2	Chip channel	Shear	2.074
	Cleary	20	22	2	Chip channel	Shear	1.588
	Cleary	45	48	3	Chip channel	Quartz vein	1.652
		70	75	5	Chip channel	Schist	1.377
	Cleary HG	105	110	5	Chip channel	Schist, Shear	1.083
	Cleary HG	106	110	4	Chip channel	Quartz vein	49.550
	Cleary HG	110	115	5	Chip channel	Schist, Shear	16.175

Based on the exploration success of the current trenching program additional trenches were excavated in order to further define newly discovered mineralization and take full advantage of the exposure created by the haul road construction (Figure 13). GST0615, GST0616, & GST0619 were excavated to follow up on mineralization discovered in GST0601 and to test for an extension of the Currey shear. All three trenches intercepted significant mineralized intervals (Table 13). GST0615 encountered multi-gram gold mineralization in sheared schist with variable sericite, Fe oxide, and graphite(?) alteration. GST0616 exposed the extension of the Red Vein to the east. GST0619 exposed a similar shear trend as GST0615. Trenches MIT0601 & MIT0602 are chip channels collected from road cuts (Table 13). Both of these trenches expose new mineralized zones, and the orientation of these zones suggests that there is potential for N-S trending auriferous veins on the Golden Summit property. North south trending gold veins were previously described at the Paupers Dream and Texas prospects, located to the south and north, respectively, of the Cleary Hill vein however no exploration of these two vein systems is known to have occurred since World War II (Freeman, 1992).

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Table 13: Significant results from additional fall trenching.

Trench	From_ft	To_ft	Interval_ft	CollectType	RockUnit	Au_ppm
GST0612	35	40	5	Chip channel	Chlorite schist, Quartzite	3.885
GST0615	20	20	0	Outcrop	Schist, Quartzite	3.030
	34	34	0	Outcrop	Schist	1.302
	37	37	0	Outcrop	Schist, Quartzite	1.976
	40	40	0	Outcrop	Schist, Quartzite	2.815
GST0619	35	40	5	Chip channel	Chlorite schist, Shear	1.086
	40	45	5	Chip channel	Shear	1.064
	58	58	0	Outcrop	Shear	6.100
	65	70	5	Chip channel	Chlorite schist, Shear	0.943
	70	75	5	Chip channel	Shear	0.866
	75	80	5	Chip channel	Shear	1.645
	80	85	5	Chip channel	Shear, Schist	0.627
	85	90	5	Chip channel	Shear, Schist	1.787
	88	88	0	Outcrop	Quartz vein	14.675
	130	135	5	Chip channel	Chlorite schist	1.670
	135	140	5	Chip channel	Schist	0.626
	140	145	5	Chip channel	Shear	1.137
	143	143	0	Outcrop	Shear	4.595
MIT0601	0	3	3	Chip channel	Schist, Quartz vein	1.024
	3	6	3	Chip channel	Quartz vein, Schist	1.087
	6	9	3	Chip channel	Schist, Quartz vein	0.589
	9	12	3	Chip channel	Schist, Quartz vein	1.025
MIT0602	0	5	5	Chip channel	Quartzite	1.086
	5	10	5	Chip channel	Schist	1.024
	10	15	5	Chip channel	Quartzite	3.430
	15	20	5	Chip channel	Schist	0.978
	20	25	5	Chip channel	Schist	3.980
	25	30	5	Chip channel	Gouge	4.335

Previous exploration in the Cleary Hill mine area was aimed at defining high angle south dipping quartz sulfide veins and shear zones similar to those mined in the old underground workings. The fall 2006 trenching program revealed that there are low angle south dipping mineralized shears, low angle north dipping mineralized shears, high angle south dipping quartz sulfide veins, low angle west dipping mineralized shears, and high angle west dipping mineralized shears, all of which host significant gold grades (+1 ppm) over potentially minable widths (+1.5 meters).

After completion of the haul road and the fall trenching, a bulk sampling program was initiated to extract up to 10,000 tons of mineralized material from the Beistline and Wackwitz zones in order to characterize the gold mineralization in these areas. As assay results from the fall trenching became available, the bulk sampling program was modified to incorporate sampling of most of the newly discovered mineralized areas. Eight areas were selected for excavation: Beistline vein, Wackwitz vein, Alaska vein, Currey shear, D-8 vein, Red vein, Cleary vein, and the Cleary HG vein (Figures 14 - 16). An in-pit geologist directed the excavator operator so that simultaneous excavation and exploration could be conducted.

Excavation along BST0601, BST0603, and BST0605 revealed that high grade mineralization is controlled by a high angle south dipping fault with a well defined quartzite

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footwall that forms the northern high wall of the pit. The fault plane hosts a quartz-arsenopyrite ± pyrite vein that is surrounded by variable amounts of sericite, Fe oxide, and graphitic(?) alteration. There are numerous occurrences of visible gold hosted in this dismembered quartz vein primarily in areas with substantial graphitic(?) alteration. Along the Beistline fault footwall there is also irregular stibnite ± galena pods that are younger than and spatially distinct from gold-bearing veins. The hanging wall of the Beistline fault is composed of quartz mica schist that strikes ENE and dips NNW. The dip of the hanging wall schist intersects the Beistline fault plane at an angle that allowed mineralizing fluids to travel up foliation plane fractures into the hanging wall schist. This migration of gold bearing fluids up dip from the fault explains the high grade gold mineralization intercepted in bedrock chip channels up hill from BST0603 (Table 10, Figure 14).

There are also near vertical high angle faults that intersect the Beistline fault at high angles. Where these high angle structures intersect the Beistline fault and the bedding planes of the hanging wall schist, a “blowout” of alteration and gold mineralization often occurs. The majority of visible gold observed during the 2006 bulk sampling program was seen at the intersections of these three fluid flow planes. One sample collected from the intersection of these three structures carried a grade of 616 ppm gold (17.88 opt Au, Table 14). The southward bulge in the southern wall of the Beistline pit is one of these intersections and a substantial amount of mineralized hanging wall material (referred to locally as "bleeder ore") was extracted from this area of the pit (Figure 14). The Beistline bulk sample pit measures approximately 40 feet across, by 30 feet deep, by 300 feet long. The Beistline fault trends approximately 295° and dips 75°-85° S. The quartz vein mineralization and Fe oxide-sericite alteration is continuous along the fault. The hanging wall (Bleeder) mineralization is controlled by the bedding plane structures of the hanging wall schist and by the minor high angle faults. The thickness of hanging wall schist bedding also affects the character of mineralization; where the schist is thickly bedded (>3 inches) there is less alteration and less gold mineralization. The thickest bedded hanging wall schist is void of gold mineralization.

Excavation of the Wackwitz vein started in the floor of trench WC0603 and continued W-SW for 225 feet (Figure 15). The exposed Wackwitz vein is a competent quartz vein that varies in thickness from less than 1 inch to 18 inches. The vein is characteristically cream colored quartz with gray bands which are probably colored by very fine grained sulfide minerals. The vein strikes ENE with a variable dip of 80° to 55° SSE. The Wackwitz vein is offset in a left lateral sense numerous times by N-S trending high angle faults that contain Fe oxide stained sericite. Offset along the Wackwitz vein ranges from 6 inches to 3 feet. The late high angle faults dip west indicating reverse movement occurred along these faults. Chip channel sampling along the walls of the Wackwitz bulk sample pit was conducted after the bulk sample excavation and revealed that high grade mineralization is limited to the quartz veining. However, there is significant lower grade gold mineralization contained in the schist surrounding the vein and within the shears that offset the vein (Table 14).

The Alaska vein bulk sample pit was oriented to expose a suspected E-W trending vein. The pit measured 50 feet E-W, 10 feet N-S, and 10-20 feet deep (Figure 15). The pit excavation revealed that the Alaska vein is in fact a north - south striking, west dipping shear zone. The Alaska vein is composed of dismembered quartz gouge and Fe oxide stained sericite with a variable dip between 60° and 40°W. The shear is characterized by complex alteration envelopes

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which surround the quartz vein material. Grab samples collected from the walls of the Alaska vein bulk sample pit carry up to 17 ppm gold (Table 14).

The Currey shear was excavated from its exposure in the haul road uphill into the bedrock chip channel area. The pit measures 17 feet N-S, 30 feet E-W, and 10-15 feet deep. In this area the Currey shear defines the contact between quartz mica schist in the foot wall and a distinctive chlorite calc-schist in the hanging wall. The exposed shear strikes ENE, dips at 45°-50° S, and has a true thickness of 4 feet. Shear texture consists of Fe oxide, sericite, dismembered quartz pods/veins and milled fragments of quartz mica schist and altered (Fe oxide, Mn oxide) chlorite calc-schist. The alteration and lithologies exposed in the road cut and bulk sample pit are consistent with the proposed Currey shear bedrock exposed in the stripped area uphill and to the east of the bulk sample site (Figure 15) and in trenches WC0601 and WC0602. A grab sample collected from a dismembered quartz vein exposed in the Currey shear bulk sample pit wall returned a gold value of 77.3 ppm (Table 14) suggesting that the Currey shear can host high grade gold mineralization or that the Wackwitz vein intersects and is incorporated into the Currey shear in this area.

Newly discovered auriferous veins were explored with smaller bulk sample pits at the D8, Red, Cleary Hill and Cleary Hill HG veins (Figure 16). The D-8 Vein bulk sample pit begins at the haul road exposure in trench GST0601, where the vein was first identified. The D-8 Vein Pit measures 18 feet E-W, by 20 feet N-S, by 15 feet deep. The D-8 vein consists of a 1-6 inch wide quartz-arsenopyrite vein that strikes ~080° and dips 60° S. In the east wall of the D-8 Vein Pit, the vein splays into two veins, with the lower sulfide rich vein carrying the grade (Table 14). The D-8 Vein does not appear to be associated with an alteration package in this exposure.

The Red Vein, first exposed in trench GST0601 along the haul road, is 30 feet south of the D-8 Vein. The Red Vein Pit measures 55 feet E-W, by 20 feet N-S, by 10-15 feet deep and extends from trench GST0601 to trench GST0616. The Red Vein exposed in the pit consists of a 2 inch wide Fe oxide - sericite vein that strikes E-NE and dips ~55° S. As the excavation continued the exposed vein contained scorodite and arsenopyrite at depth.

After the newly discovered veins were excavated the focus of the bulk sample program turned to the Cleary vein and the Cleary HG vein. Excavation of the Cleary vein began at trench GST0604 and ended at trench GST0605 giving the Cleary vein Pit dimensions of 60 feet E-W, by 30 feet N-S, by 20 feet deep. The Cleary vein exposed in the pit consists of a 4-6 inch wide quartz-arsenopyrite-scorodite vein that strikes ~300° and dips 45°-60°S and is hosted in intense Fe oxide - sericite - scorodite alteration. Gold values of grab samples collected from the Cleary vein at different stages of the excavation (Table 14) are consistent with the gold values returned from earlier sampling of the Cleary vein (Table 12) containing up to 3.9 ppm Au.

Excavation of the Cleary HG vein started at BST0610, where the vein was first uncovered, and ended near GST0610, stretching 175 feet E-W with a width of 5 feet throughout the pit. The Cleary HG vein exposed in BST0610 was a Fe oxide-sericite vein striking ~300° and dipping steeply to the south. Excavation uncovered deeper portions of the vein that contained stibnite and stibiconite. The strike of the Cleary HG vein varies slightly as the vein encounters the numerous low angle reverse faults that cross the trench at oblique angles. If the vein had not been exposed in trenches GST0617, GST0610, GST0609, and GST0608, following the vein would have been very difficult due to the structurally complex country rock and thin high angle

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nature of the vein. The excavation was discontinued due to frozen ground that the excavator could not break through.

Table 14: Significant results from Bulk Sample Pit grab samples.

Prospect	CollectType	RockUnit	Au_ppm
Beistline	Outcrop	Quartzite	3.665
Beistline	Outcrop	Quartz vein, Gouge	1.240
Beistline	Outcrop	Quartz vein, Gouge	1.566
Beistline	Outcrop	Quartz vein, Gouge	616.719
Beistline	Outcrop	Quartz vein, Gouge	3.066
Beistline	Outcrop	Gouge, Schist	65.250
Beistline	Outcrop	Quartz vein, Gouge	1.718
Beistline	Outcrop	Quartz vein, Schist	1.237
Beistline	Outcrop	Quartz vein	1.745
Wackwitz Vein	Outcrop	Quartz vein	33.350
Wackwitz Vein	Outcrop	Schist	1.576
Wackwitz Vein	Outcrop	Quartz vein	3.830
Wackwitz Vein	Outcrop	Shear	6.060
Wackwitz Vein	Outcrop	Quartz vein	21.775
Wackwitz Vein	Outcrop	Schist	1.651
Wackwitz Vein	Outcrop	Quartz vein	7.115
Wackwitz Vein	Outcrop	Schist, Shear	3.995
Wackwitz Vein	Outcrop	Quartz vein	11.675
Wackwitz Vein	Outcrop	Schist	2.066
Wackwitz Vein	Outcrop	Quartz vein	78.750
Wackwitz Vein	Outcrop	Shear	2.800
Wackwitz Vein	Outcrop	Shear	5.555
Wackwitz Vein	Outcrop	Shear	5.395
Wackwitz Vein	Outcrop	Shear	4.095
Wackwitz Vein	Outcrop	Shear	2.004
Wackwitz Vein	Outcrop	Shear	4.035
Alaska Vein	Outcrop	Shear	17.600
Alaska Vein	Outcrop	Shear	14.075
Currey Shear	Outcrop	Quartz vein	1.238
Currey Shear	Outcrop	Shear	1.074
Currey Shear	Outcrop	Quartz vein	77.375
D-8 Vein	Outcrop	Quartz vein	28.275
D-8 Vein	Outcrop	Quartz vein	1.297
Cleary Vein	Outcrop	Schist	3.613
Cleary Vein	Outcrop	Quartz vein, Schist	3.913
Cleary Vein	Outcrop	Quartz vein, Quartzite	1.446
Cleary Vein	Outcrop	Quartz vein	2.592
Cleary HG Vein	Outcrop	Quartz vein	1.141
Cleary HG Vein	Outcrop	Quartz vein	3.222

The bulk sample program successfully removed 9,900 tons of material from 8 separate auriferous shears and veins in the Cleary Hill area (Table 15). This material was trucked to the confluence of Cleary Creek and Wolf Creek where it was stockpiled in preparation for processing in a gravity plant during the summer of 2007. The mineralized material from each of the 8 bulk sample sites was stockpiled separately so that the grade and metallurgical characteristics of each of the sample sites can be determined.

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Table 15: Summary of 2006 Cleary Hill Stockpile Sampling

Prospect Pile	#Samples	Estimated Tonnage
Beistline Bleeder 1	47	2,629
Beistline Bleeder 2	21	671
All Bleeder	68	3,300
Beistline Main	34	2,800
All Beistline	102	6,100
Wackwitz Vein	18	600
Alaska Vein	7	200
Currey Shear	11	200
D-8 Vein	12	350
Red Vein	18	650
Cleary Vein	23	800
Cleary HG Vein	31	1,000
		9,900

Fire assay analysis for gold and multi-element analysis for trace metals has been completed on each of the auger/pit samples from the stockpile sampling and the rejects have been submitted for acid - base accounting (see Mineral Processing and Metallurgical Testing). The multi-element results are still being analyzed but preliminary examination suggests that that: the Beistline vein and Cleary vein share the same geochemical signature (Au+As+Ab±Pb) while the Wackwitz vein contains Au+As with an uncharacteristically high Ag content. The Currey shear is characterized by Au+As but is hosted on rocks that have a multi-element signature that is unique to eclogitic rocks of the upper plate Chatanika Terrane. Additional statistical analyses are being conducted on these bulk sample stockpile results.

Based on the encouraging results from the bulk sample program, Freegold initiated a winter drilling program using rotary air blast (RAB) drilling techniques. Initial drilling commenced in the Cleary vein area and extended from MIT0601 through GST0608 and GST0607 and into the footwall of the Cleary vein (Figure 17). At the end of 2006 the first in a series of three parallel close-spaced drill fences was completed with all samples at the lab awaiting assay.

The vein swarm mineralization outlined by recent trenching and drilling at the Cleary Hill mine is open to expansion at depth and for at least 900 feet in both strike directions. Structures have shown good continuity of mineralization down dip. While structural continuity is apparent, continuity of grade is less reliable and may be influenced or controlled by lithologic features, low angle structures, intersecting structures and/or by horizontal or vertical flexures in the vein or shear itself. Previous underground mining has identified multiple high grade “shoots” which rake 45 degrees northwest along the plane of the vein or shear (Freeman, 1992). Additional trenching and drilling along strike will be required to determine the cause, periodicity (if any) and average tonnage of these mineralized shoots. The 2006 bulk sampling program also has indicated the presence of extensive areas of lower grade (1 to 5 ppm) gold mineralization hosted in discrete shear zones (Currey shear) as well as in haloes adjacent to higher grade vein systems (Beistline, Cleary HG veins).

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Tolovana: The Tolovana prospect is located on the divide between Bedrock and Willow Creeks, both north draining tributaries of upper Cleary Creek (Figure 5). Previous mining was conducted at the Tolovana mine, a small underground producer from which 5,000 of gold were extracted prior to World War II from high angle quartz veins hosted in intensely sericite altered lower plate rocks of the Fairbanks Schist (Freeman, 1992). Although drilling had been conducted in 1994-1996 and 1998 on the Dolphin intrusive prospect located immediately south of the Tolovana mine, no significant exploration of the Tolovana vein system had been conducted until trenching and drilling were completed in 2004.

A total of 1,790 feet of backhoe trenching was completed at the Tolovana prospect in August 2004 (Figure 18). Trenches were mapped and samples were collected on 5-foot centers and returned significant gold values hosted in both schist and intrusive rocks (Table 16). Grab samples were collected to identify, more specifically, the mode of gold occurrences. The majority of gold values occurred in primarily in discrete quartz veins, with values ranging from 15 ppb gold to a seven inch quartz vein which graded 95.8 gpt gold. Gold mineralization in channel samples occurs in shear zones and discrete quartz veins hosted in lower plate rocks of the Fairbanks Schist, upper plate rocks of the Chatanika terrane, and mid-Cretaceous intrusive rocks of the Dolphin stock. Gold mineralization is associated with highly anomalous arsenic (maximum +1%), antimony (maximum +1%) and lead (maximum of 5.78%) and sporadic anomalous tungsten (maximum of 140 ppm), zinc (maximum of 2,370 ppm) and silver (maximum of 189 ppm). Structures hosting gold mineralization strike generally east-west and dip moderately to steeply to the south, an observation in agreement with measurements taken during historic underground mining operations on the former Tolovana mine.

Table 16: Significant trench assay results, Tolovana prospect, 2004.

Trench	From (ft)	To (ft)	Interval	Au (gpt)	Au (opt)
7E	0	155	155	0.572	0.017
7E	85	115	30	1.624	0.047
Cut 5	0	5	5	7.73	0.225
East	250	310	60	1.066	0.031
Zeba	0	130	130	1.377	0.04
Zeba	15	30	15	4.185	0.122
Zeba	75	80	5	7.8	0.228

Trenching results were followed up with a 7 hole, 3,584 foot diamond drill program in October 2004 (Figure 18). This Phase 1 drill program covered targets along a 550-meter strike length of the Tolovana prospect. Three of the holes were designed to target a series of vein and breccia-hosted gold targets exposed in trenches excavated and sampled in August. In addition, two additional holes were designed to evaluate previously encountered reverse circulation drilling results from intrusive rocks of the Dolphin stock which returned 50.7 grams per tonne gold over 10 feet (Freeman and others, 1996) and to target the previously undrilled and untrenched western extension of the Tolovana vein where no recent work has been conducted but where high grade gold-bearing veins were mined from the Parenteau adit in the early 1930's (Freeman, 1992).

The 2004 drill results from Tolovana suggest that high grade mineralization hosted in metamorphic rocks is concentrated on the eastern side of the veins system (Holes 1 and 2) while

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mineralization on the central and western portions of the prospect are closely associated with or hosted by mid-Cretaceous granodiorite of the Dolphin stock (Figure 18, Table 17). Mineralization at Dolphin remains open to the southwest and at depth. Mineralization along the Tolovana vein system remains open at depth and along strike, particularly to the east where the intersection of the Tolovana and Cleary Hill veins should occur. This intersection zone has never been explored in modern times and was not exposed by historic surface or underground workings.

Table 17: Significant results from the 2004 drill program at Tolovana

Drill Hole	From_ft	To_ft	Interval_ft	Au_ppb	RockUnit
TLD0401	236	251	15	2942	Micaceous Qtzt
TLD0401	281	286	5	2910	Hornfels, Qtz vein
TLD0401	301	306	5	19150	Hornfels
TLD0401	319.5	330	10.5	2707	Hornfels
TLD0401	472.5	473.5	1	17850	Qtz vein, Sericite Qtzt
TLD0402	198	199	1	7580	Sericite Qtzt
TLD0402	201	204	3	2900	Sericite Qtzt, Qtz vein
TLD0402	215	216	1	4320	Micaceous Qtzt
TLD0402	293.5	303	9.5	1402	Breccia
TLD0402	331	336	5	2160	Micaceous Qtzt
TLD0402	367.5	381	13.5	1778	Hornfels
TLD0402	411	415.5	4.5	10618	Qtz vein
TLD0402	475	479	4	3730	Sericite Qtzt
TLD0403	264	281	17	2932	Qtz vein, Breccia
TLD0404	351	391	40	3027	Granodiorite, Tonalite
TLD0404	426	485.5	59.5	1663	Granodiorite, Breccia
TLD0404	541	543	2	3380	Granodiorite, Breccia
TLD0405	429	431	2	2080	Qtz vein, Chlorite schist
TLD0406	326	331	5	2510	Granodiorite
TLD0407	221	225.5	4.5	2050	Qtz vein, Breccia
TLD0407	414	415.5	1.5	2240	Quartz-mica schist

Gold mineralization in hole TLD0401 occurred in sericitically altered metasediments of the Fairbanks Schist and within quartz stockwork veins in garnet and biotite-rich schists tentatively correlative with upper plate rocks of the Chatanika Terrane. Gold was associated with south-dipping quartz-veins and poly-phase vein breccias containing elevated arsenic and sporadic anomalous lead, antimony and tungsten. Elevated gold mineralization in hole TLD0402 also was hosted in sericitically altered Fairbanks Schist and in garnet and biotite-rich rocks of the Chatanika Terrane. Good correlation was observed between mineralized zones mapped and sampled in trenches and those noted in core holes however, drill holes contained mineralization that projects to the surface outside of areas trenched in 2004. The mineralized Chatanika Terrane eclogite(?) unit intercepted in hole TLD0401 (5 feet grading 19.15 gpt) is correlative with Chatanika Terrane eclogite and biotite schist mapped in the Zeba trench to the north and suggests the Chatanika Terrane on the Tolovana prospect is structurally bounded and dips 25-35 degrees to the south. Prior to the 2004 work at Tolovana, the Chatanika Terrane was not known to exist in this part of the Golden Summit project. The nearby True North open pit gold mine currently

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being mined by Kinross Gold also is hosted in flat-lying rocks of the Chatanika Terrane suggesting that similar potential may exist on the Tolovana prospect.

Gold mineralization on hole TLD04-04 returned the most consistent grades with the interval from 351 to 391 feet returning 40 feet grading 3.0 gpt followed by 59.5 feet grading 1.66 gpt from 426 to 485.5 feet. Mineralization was hosted in silicified and sericite-altered granodiorite cut by 1-5 mm quartz veinlets. The extent of this mineralization is uncertain but may be related to mineralization encountered in diamond core hole TLD98-01 which returned 265 feet grading 0.034 opt including 100 feet grading 0.069 opt (Freeman and others, 1998).

Trenching and drilling results indicate an extensive hydrothermal system is present on the Tolovana prospect. Gold mineralization remains open along strike and to depth. Stockwork vein mineralization is known within the granodiorite intrusive, immediately south of the Tolovana Vein where previous drilling intersected high-grade gold values. However, the extent of this intrusive hosted stockwork mineralization is unknown and its relationship to shear and vein hosted high-grade gold mineralization in metamorphic rocks on the Tolovana prospect is uncertain. Limited information form historic records also suggest that other subparallel shear zones and veins exist to the north of the surface exposures of the Tolovana vein system. Given recent discoveries in the Cleary Hill mine area, additional exploration of the lands north of the Tolovana mine is warranted (see Recommendations).

Several other areas of the Golden Summit project possess potential for combined high grade and low grade mineralization in vein swarm settings similar to that discovered in the Cleary Hill mine area. These veins swarms include the Newsboy mine area, the American Eagle – Kawalita area and the Hi Yu mine area (Figure 19).

Newsboy Mine: Similar to the Cleary Hill vein swarm, the Newsboy mine area is located along the Dolphin trend, a district scale northeast trending structure which passes through and may control mineralization at the Dolphin prospect and in the Cleary Hill mine area (Figure 5). The Newsboy mine was the fourth-largest historic lode gold producer in the Fairbanks district (Figure 19). It produced approximately 35,000 ounces of gold at an average grade of 1.0 opt prior to World War II and has not mined since that time. All of the Newsboy’s previous production came from above the 350 foot level of the mine. Two old unregistered maps are all that remains of the subsurface mine records from the Newsboy. Previous production was derived from a northeast striking, steeply north dipping vein with mining widths reaching up to 14 feet thick near the shaft on the 115 foot level. Stockwork veins apparently were more common at Newsboy than discrete single quartz veins and gold mineralization was present in sulfide-bearing country rock which hosted the shear zones. Post-mineral cross-faults clearly plagued previous mine operators and present a significant challenge to future exploration. The only recent drilling at the Newsboy project was in early 1995 when a 1,113 foot core hole was drilled by Placer Dome to settle a debt they owed to Freegold. This hole intercepted 20 feet grading 0.066 opt gold (2.27 gpt) from 180 to 200 feet but the projected Newsboy shear at 622 to 683 feet was weakly mineralized (< 100 ppb Au). Given what has been learned since then about the rake of individual chutes within a given structure, multiple drill holes will be required to determine the location and rake of these chutes within the Newsboy system. The bottom portion of the hole (1033 to 1092) contained highly anomalous lead-zinc mineralization associated with stratabound(?) massive sulfide lenses hosted by black chloritic schist of the middle Cleary Sequence. Similar sulfide lenses were intercepted in both the Cleary Hill and Tolovana programs

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in 2004 and this same type of mineralization is present several miles to the east in the Christina and Nordale underground workings where some of the massive sulfide lenses reach ten feet in true thickness.

In 1998 Freegold completed a diamond core hole (CKR9801) approximately 900 feet to the west in the Newsboy shaft (Freeman and others, 1998). This hole was cited on a 400 ppb gold in soil anomaly and intercepted 10 feet grading 0.096 opt gold from 5 to 15 feet and 10 feet grading 0.064 opt gold from 80 to 90 feet. The relationship between this mineralization and similar low-grade disseminated mineralization exposed at the collar of the now-caved Newsboy shaft is unknown.

The Newsboy mine was accessed by a shaft that extended to the 350 foot level. The Newsboy Extension, Robinson, RV, Mother Lode, Sunrise and Hidden Treasure prospects appear to be distinct vein but may be part of a larger northeast-trending vein swarm. The Newsboy vein has a strike of 040 and a dip of 70 to 80o northwest. Newsboy mineralization is hosted by white quartz veins and stockworks ranging in width from 2 to 14 feet and averaging about 4 to 5 feet in width in the upper 200 feet of workings (Freeman, 1992). Gold occurs over 2,640 feet of strike and is associated with minor stibnite and pyrite with trace chalcopyrite, arsenopyrite and sphalerite. Quartz makes up a small proportion of the mined ore and is normally welded to the enclosing schist. In this respect the Newsboy vein sounds similar in morphology to the Currey zone and suggests the Newsboy vein may have a similar genesis. The style or mineralization at the Newsboy also is similar to that at the Tolovana mine and has lead some to speculate that the two veins, some 3,500 feet apart, are in fact parts of the same northeast-trending shear zone. There is virtually no information available from past exploration or production to either refute or support this possibility.

American Eagle: The American Eagle mine is situated in the south-central portion of the Golden Summit project. Past production of approximately 60,000 ounces grading 1.6 opt gold came primarily from within 500 feet of the main shaft (shaft bottom at 270 feet) and primarily north of the shaft collar (Figure 19). The American Eagle vein strikes N80W and dips steeply southwest. The northern extension of the American Eagle vein is known as the Kawalita vein and northern-most extent of the American Eagle vein is known as the Christina vein. Together the south-dipping American Eagle – Kawalita – Christina vein system extends for over 6,000 feet along strike. Alaska Gold’s predecessor company, Fairbanks Exploration, mined the property from 1938 to 1942 and maintained it in standby mode from 1942 to 1952. Although Placid Oil drilled a number of holes in the American Eagle area in the period 1978-1994, they suffer the same problems as all other Placid drill holes – poor recovery in the shears and veins.

In addition, the American Eagle sits in what has been called the Saddle zone which hosts the highest density of veins, across strike, of any area of the Golden Summit project. This prospect, drilled by IMC and BP, contains a number of distinct high-grade veins, including the McCarty (Chatham), American Eagle (Kawalita-Christina), Henry Ford, Pioneer, Pennsylvania and Ebberts veins (Figure 10). The American Eagle mine produced approximately 60,000 ounces of gold at an average grade of 1.6 opt prior to 1942. Lesser high grade vein production came from the McCarty – Chatham, Pioneer, Pennsylvania and Ebberts veins. In the late 1960’s IMC recognized the bulk tonnage potential of pervasive quartz – sericite - sulfide alteration in wall rocks adjacent to these veins and conducted limited exploration to determine its viability.

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Resources were estimated but the coarse nature of the drilling renders the data useful only from a qualitative standpoint (Pilkington, 1970).

Similar to the Cleary Hill vein swarm, the Saddle zone is located at the intersection of a district scale northeast trending structure and a swarm of northwest trending high-grade gold quartz veins. Mineralization is hosted by both northeast-trending gold-silver-sulfosalt-bearing veins such as the Henry Ford vein and later northwest-trending gold-silver-arsenic-bearing veins such as the McCarty, American Eagle, Pioneer, and Pennsylvania veins. These veins are hosted by flat-lying quartz sericite altered schists of the Fairbanks Schist. The host rocks on the Saddle prospect do not appear to exert any discernible chemical influence on the geometry or grade of mineralization however, rock competency may strongly influence the geometry and/or grade of mineralization. Sulfide minerals have been oxidized to depths ranging from 115 to 310 feet below surface. Below the oxide zone, arsenopyrite, pyrite, stibnite, native gold, boulangerite and jamesonite have been identified. Drilling by previous investigators has intercepted 6 separate shear zones over a strike length of 1,800 feet and a combined width (perpendicular to strike) of 1,500 feet (Freeman, 1991). Trenching suggests the total strike of the Saddle zone is at least 3,500 feet with a maximum width of 2,500 feet. Mineralization has been encountered in drilling and trenching over a vertical distance of 650 feet. Mineralization remains open in all directions. Freegold recently acquired and scanned a large number of stope maps, plan maps and cross-sections from the American Eagle and McCarty mines. These records were generated by the FE Company between 1938 and 1952 and were donated to Freegold by John Reeves, owner of the old FE Company records. Like the historic Cleary Hill mine records, the American Eagle and McCarty records could prove valuable in guiding exploration in the Saddle zone.

Hi Yu Mine: The Hi Yu mine area is located at the intersection of a district scale northeast trending structure and a swarm of northwest trending high-grade gold quartz veins (Figure 19). The Hi Yu mine was mined from adits on four levels over a strike length of approximately 3,400 feet between 1914 and 1942. It produced approximately 110,000 ounces of gold at an average grade of 1.6 opt, second only to the Cleary Hill Mine in the Fairbanks District (Freeman and others, 1996). Mineralization was controlled by a N80W striking, steeply southwest dipping vein. Approximately 500 feet of elevation separated the mine level (discovery) adit on the southeast end of the mine from the upper or No. 1 adit on the northwest end of the mine. Unlike most of the other veins in the area, historical records indicate gold values were found in the host rock around the quartz veins suggesting the potential for something other than zero-grade dilution in a resource calculation. In addition, Au:Ag ratios for samples from the Hi Yu are considerably lower than on the western end of the property, perhaps indicating higher levels of exposure at the current erosional level. The prospect was inactive from 1942 to 1984 when Placid Oil Company conducted dozer trenching and drilled a total of 8,205 feet in 19 diamond core holes. Placid Oil's efforts indicated that stoping along the western extension of the Hi Yu shear zone was more extensive than indicated in existing literature. Additional diamond core drilling in 1985 on the Hi Yu shear consisted of 2 holes (515 feet) on the Hi Yu shear zone. Existing records suggest the Hi Yu vein was mined for at least 1,875 feet in the upper or No. 1 adit which brings underground development to within 400 feet of the Rob Roy prospect, an intrusive-hosted occurrence last mined in 1918 and probably on the same vein structure as the Hi Yu workings. In 1985 Placid Oil drilled two holes near the Rob Roy shaft (3HY-85, -70o, bearing 135o, TD 140’ and 4HY-85, -70o, bearing 225o, TD=123’). These holes did not encounter significant high grade gold mineralization. Limited information is available from these holes and no attempt has been made to compile existing records on the property into a coherent GIS

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database. In 1998 Freegold drilled two widely spaced RC holes in the Hi Yu area. Hole IAR9802 tested a zone of alteration exposed in a series of shafts and prospect cuts along the northwestern projection of the Hi Yu vein. Anomalous gold, arsenic, antimony and sporadic bismuth in older shovel soil samples also followed the general trend of the vein. This hole intersected thick intervals of anomalous gold but did not intercept high grade mineralization. IAR9803 tested the projection of low-grade disseminated gold mineralization in the footwall of the Hi Yu vein. Information relating to this possible mineralization was discovered on old Hi Yu mine maps. Starting at 90 feet the hole intercepted 55 feet grading 0.028 opt Au, and 0.843 opt Ag. No follow-up work was conducted and the Hi Yu vein itself was never tested.

Deep Targets: Although drilling efforts in 2004 were directed at targets below those previously tested at Cleary Hill and Tolovana, none of our drilling has tested any prospect below about 800 feet. Evidence from past mining suggests gold mineralization at Golden Summit extends for over 1,000 feet of vertical relief between the surface outcrops of the Robinson prospect (elevation 2,150 feet) and the lowest elevation where mining was documented (Tolovana shaft, elevation 1,150 feet). Drilling on the Christina vein by Placid Oil intercepted high grade gold mineralization up to 1,000 feet below surface and gold-bearing veins at Fort Knox have now been intercepted over a vertical distance of at least 2,200 feet without apparent change to the high grade character of the structure but with significant changes to the texture of the mineralization. On Golden Summit itself, we know virtually nothing about the deep high grade potential of the over 80 gold occurrences in the project area. Given the propensity of mesothermal systems to extend to depths in excess of 5,000 feet, it is conceivable that one or more of the vein systems known to exist on the Golden Summit project are host to currently attractive resources at depths well in excess of 1,000 feet below current erosions surface. Large diameter core holes should be considered at selected targets at the Cleary Hill, Tolovana, Dolphin, Newsboy, American Eagle – Kawalita – Christina and Hi Yu prospects. The purpose of these holes, all targeted to depths in excess of 3,000 feet using PQ-diameter core, would be to determine the dip extent of mineralization below known high-grade surface showings and to determine if the style of mineralization, the host rocks or associated metals or alteration change with depth and if so, do the deeper targets merit priority attention in the near future. Prior collaring these holes, high priority target areas should be subjected to close-spaced ground gravity surveys to help outline areas of lower density which often are related to buried intrusives and silicate alteration. Regional-scale gravity work presented in a recent Alaska Miners Assoc. convention workshop indicated the Fairbanks District is situated within a 30 km by 20 km gravity low which is interpreted to be a large intrusive system, much as was predicted using Vic Wall’s Thermal Aureole Gold (TAG) model (Wall, .

DRILLING

Drilling completed on the Golden Summit project includes 79,716 feet of core, reverse circulation, and rotary air blast drilling in 219 holes. Drilling was conducted by third-party contractors in 1992, 1994-98, 2000, 2003, 2004, and 2006 and consisted of diamond core drilling, down-hole hammer reverse circulation drilling and rotary air blast drilling. All drilling conducted during these programs was managed by Avalon Development and was conducted by independent drilling contractors. Reverse circulation samples consisted of one-eighth splits of each 5-foot interval. All core samples were sawed one-half splits of variable length depending on visible geological criteria. Rotary air blast samples (from 3.5 inch diameter holes) consist of full

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return from 3 foot sample intervals. Reclamation and hole plugging have been completed for all of the drilling done on the Golden Summit project between 1992 and 2006. Reclamation work remains at the Cleary Hill and Tolovana prospects however current permits allow these sites to remain open for additional exploration through the end of 2011.

SAMPLING METHOD AND APPROACH

Rock, soil and drill sampling methods and procedures utilized in 1992 through 2006 followed then-currently established industry guidelines for this level of mineral exploration work. All reverse circulation and rotary air blast samples were quick-logged on-site by an experienced geologist and later detail logged using representative chip samples from each 5 or 3 foot interval. All core samples were logged at Avalon’s secure warehouse facility, marked for assay, photographed and then sawed with one-half of the core sample retained for future use while the other half was sent to a commercial laboratory for analysis.

Since 1997 all rock and soil geochemical samples collected were described in the field and located using hand-held global positioning system (GPS) methods. Data from each sample was then entered into a digital GIS-database for later interpretation. Channel samples collected on the project were collected along the trench floor or rib using a rock pick and chisel as required. Channel sampling using a power saw was attempted but abandoned due to the heavy weathering and penetrative cleavage of metamorphic rocks on the project, both of which made such sampling difficult and potentially unreliable.

Since 1992 all samples collected from the Golden Summit project were transported by Avalon Development employees directly from the field to Avalon’s secure warehouse in Fairbanks. Avalon personnel checked each sample shipment to insure that samples in hand agreed with sample totals in field notebook. Once the integrity of each sample shipment was established the samples were picked up by representatives of an independent analytical laboratory (Bondar Clegg, ALS Chemex or Alaska Assay) for analytical processing.

SAMPLE PREPARATION, ANALYSES AND SECURITY

During the period 1992 to 2004 sample preparation was completed by ALS Chemex Labs and Bondar Clegg Ltd. at their facilities in Fairbanks, Alaska. During 2005, trench samples were prepared by Alaska Assay Labs, a Fairbanks facility that completed crushing and pulverizing to Avalon’s specifications. During the period 1992 to August 2006 sample analysis was completed by ALS Chemex Labs and Bondar Clegg Ltd. (prior to 2002) at their facilities in Vancouver, B.C. Samples collected from September 2006 to present have been prepared and analyzed entirely by Alaska Assay Labs.

Duplicate samples were inserted on a one for ten basis beginning in 1996. Blanks and standards were used in 1997-1998 while blanks were inserted on a 1 for 25 basis in 2000 and 2002 through 2005. Commercially prepared standards were introduced on a 1 to 50 basis during 2004 - 2006. During all programs, Avalon Development collected, logged and retained the samples collected in the field until turned over to a commercial laboratory representative.

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Selected sample pulps were reanalyzed by metallic screen methods to quantify nugget effect in high-grade samples or where visible gold was noted during sampling.

All samples collected on the Golden Summit project were retained at Avalon’s secure warehouse facility in Fairbanks until picked up by representatives Alaska Assay, ALS Chemex or Bondar Clegg. Sample preparations procedures varied over time and between the three facilities however, analytical work consisted of gold by fire assay with atomic absorption or gravimetric finish plus a variable multi-element suite analyzed by inductively coupled plasma emission spectroscopy (ICP) methods. Prior to 2001 all ICP samples were prepared using two acid digestion procedures. Sampling conducted in 2001 through 2006 used four acid digestion procedures. Sample pulps for all samples collected from 1996 to 2004 and after September 2006 have been retained at Avalon Development’s Fairbanks warehouse facility. Sample pulps for 2005 were retained by Freegold at their Vancouver office. Sample rejects from 2005 and 2006 are stored at Avalon Development's facilities in Fairbanks.

DATA VERIFICATION

Sample duplicates were inserted into drill sample strings in 1996 on a one for 10 basis. Blanks and a small number of standards were introduced into sample streams in 1997-98 while blanks were inserted into rock and drill samples on a 1 for 25 basis in 2000 and 2002 through 2006. Sample blanks consisted of Browns Hill Quarry basalt, an unmineralized Quaternary basalt flow from the Fairbanks Mining District, Alaska. Extensive previous analysis of this same blank rock type has given Avalon a large geochemical database for use on a comparative basis. Analyses of variance performed on samples analyzed by Bondar-Clegg and Chemex indicate no unacceptable sample results in the blanks submitted. Samples containing coarse gold may present repeatability problems due to nugget effect which future exploration needs to consider.

Commercially prepared standards containing 1.5 and 2.5 gpt gold were introduced on a 1 to 50 basis during 2005. Analyses of variance performed on samples analyzed by ALS Chemex indicate no unacceptable sample results in the standards submitted. Commercial standards containing 0.627 ppm, 2.56 ppm, 4.46 ppm, or 11.33 ppm gold were included in sample streams for 2006 at a rate of 1 per 25 for rock and channel samples and 1 per rotary air blast drill hole (approx. 1 per 17-25 samples). No unacceptable analysis results were returned for these standards from either ALS Chemex or Alaska Assay Labs.

ADJACENT PROPERTIES

The Golden Summit is surrounded by over a dozen small to moderate size properties owned by small companies and individuals. Several of these properties contain old mines and known-gold-bearing prospects (Freeman, 1992). Several of these properties were leased to Freegold during the period 1992 to 2005 but were returned to their respective owners during that period and no longer are part of the Golden Summit project. While some of these properties contain mineralization that is similar to that known to exist on the Golden Summit project, a discussion of these prospects is outside the scope of this summary.

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MINERAL PROCESSING AND METALLURGICAL TESTING

Prior to early 2007 Freegold had completed no metallurgical or petrographic analyses on samples from the Cleary Hill or Tolovana prospects. Metallic screen analyses were conducted on selected samples of the Cleary Hill mine drill samples in 2003 and 2004. Metallic screen analyses were conducted on high grade samples from the 2002 Cleary Hill trenching program and from 60 channel and 21 high grade grab samples from the 2005 Cleary Hill trenching program. This work indicated that below about 1 gpt gold, standard –150 mesh fire assay results are nearly identical to weighted average metallic screen assay results suggesting nugget effect is not present to any significant degree in lower grade samples. However, as overall sample grades increase, metallic screen analyses display an increasing disparity between standard fire assay grades and weighted average metallic screen fire assay results. These results suggest a significant nugget effect can be expected in higher grade samples, particularly those with coarse visible gold.

In January 2007 Freegold submitted approximately 600 pounds of run-of-mine material from the 2006 bulk sample pits to McLelland Labs of Reno, Nevada for acid base accounting tests. These tests will be used to determine the acid generating capacity of the mineralized material in the bulk sample stockpiles, a regulatory requirement of the Alaska Department of Conservation for solid waste disposal permits that will be required prior to commencement of sample processing in the summer of 2007. Results of these tests were not available at the time this summary was completed.

MINERAL RESOURCE ESTIMATES

There currently are no mineral resources on the Golden Summit project that comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000.

OTHER RELEVANT DATA AND INFORMATION

To the best of the author’s knowledge, there are no other data available to the author that bear directly on the potential of the Golden Summit project.

INTERPRETATIONS AND CONCLUSIONS

The Golden Summit project is located in a road accessible mining district with excellent land status and infrastructure. Several historic producing mines are present on the property and extensive surface exploration has been conducted on the property and on adjacent lands since 1992. Drilling conducted prior to 2000 indicated the property had potential for high-grade vein hosted resources such as those intercepted beneath the old underground workings of the Cleary Hill mine. Drilling and trenching completed in 2000 and 2002 through 2006 indicates that both high-grade vein mineralization and shear-hosted bulk tonnage gold mineralization are present on the property, either of which has potential for future resource development.

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RECOMMENDATIONS:

Although several areas of the Golden Summit project merit future exploration effort, the initial near term (5-year) focus of exploration at Golden Summit will be the western half of the project area. Results from this portion of the project will help guide work on the eastern half the property. The multi-year exploration program recommended below is intended to be conducted in a phased approach where each phase of work recommended is dependent on the success of preceding phases of work. Based on preliminary field, laboratory and literature studies completed to date, the following recommendations for future work on the western Golden Summit project are warranted (Table 18):

Cleary Hill: Previous mining and more recent exploration work conducted by Freegold at Cleary Hill mine suggest the presence of a series of high grade veins with good down-dip potential. Trenching and bulk sampling conducted in 2006 revealed several new high grade veins between the Cleary Hill vein on the north and the Currey shear on the south. Although the exact head grade and recovered grade for gold in the bulk sample stockpiles will not be known until at least mid-July, 2007, trench, bulk sample and limited RAB drilling have indicated that both high grade and bulk tonnage targets at Cleary Hill are open to expansion along strike and at depth. A five-year permit has been submitted to State and Federal regulatory authorities that will allow Freegold to conduct extensive additional trenching, core or rotary drilling and bulk sampling in the Cleary Hill mine area. The program would include quarterly water sampling programs that would establish a baseline water quality database for the entire upper Cleary Creek drainage. Recommendations for work in 2006 include backhoe and dozer trenching in the Currey shear, Wackwitz vein, Beistline vein and Cleary HG vein and possibly along the Wyoming and Colorado veins and in the unexplored footwall of Cleary Hill vein. Extensive close-spaced RAB drilling is recommended for one or more of these areas to determine the viability of an area prior to bulk sampling. Hole spacing should be designed to insure that the average vein dip of 60-65 degrees will be intercepted in at least two adjacent holes, thereby insuring that a reliable dip can be determined n a given mineralized structure. Hole depths should range from 50 to 75 feet, depending on hole density and spacing. Pending receipt of encouraging results, bulk sampling should be conducted in the Currey shear, Wackwitz vein and the area between the 2006 Beistline pit and the Cleary HG vein pit. If all phases of this 3-phase exploration program are completed in 2007, the estimated cost is approximately $2,500,000.

Tolovana: Significant grade and thickness mineralization was intercepted in the 2004 trenching and drilling programs. The intrusive portion of the drilling looks promising from the standpoint of strongly altered structures and constitutes a separate target from the shear zones and veins hosted in the metasediments. A RAB drilling program is recommended for 2007 as a cost effective way of intercepting multiple veins and shears along the most prospective portions of the Tolovana vein system. This drilling should be conducted in the winter months to take advantage of easier access and more stable drilling conditions. A minimum 5,000 feet of closely spaced RAB drilling should be completed with an all-in cost of $175,000 ($35 per foot). Pending receipt of encouraging results from the RAB drilling, additional backhoe or dozer trenching, geochemical sampling and bulk sampling should be conducted over the Tolovana vein system. This work should be conducted in the late summer and fall to take advantage of the warmer weather for trenching and geochemical sampling and the post-freeze-up weather for bulk

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sampling and heavy haulage. The estimated cost is approximately $750,000. In addition, previously unassayed core intervals from Phase 1 2004 drilling should be split and sent for assay. Estimated cost for this part of the program is $15,000.

Newsboy: All of the Newsboy’s previous production came from above the 350 foot level of the mine. Two old unregistered maps are all that remains of the subsurface mine records from the Newsboy. Previous production of approximately 40,000 ounces of +1 opt material was mined from a northeast striking, steeply north dipping vein with mining widths reaching up to 14 feet thick near the shaft on the 115 foot level. Stockwork veins apparently were more common at Newsboy than discrete single quartz veins and gold mineralization was present in sulfide-bearing country rock which hosted the shear zones. Post-mineral cross-faults clearly plagued previous mine operators and present a significant challenge to future exploration. Because of our limited knowledge of the structural setting at Newsboy, a three stage exploration program is recommended. Initial work should include compilation of all surface and subsurface records for the Newsboy area. This GIS database will assist in targeting subsequent ground geophysics an drilling. The estimated cost of this work is $25,000. Once the GIS database is compiled, ground geophysics (NSAMT or CSAMT?) capable of defining structural details to at least 1,000 feet below surface should be conducted. Limited resistivity surveys over the Cleary Hill area suggest resistivity highs are associated with significant vein systems. In addition, previously flown airborne geophysics could be used to help model major lithologic or structural locks in the Newsboy area. Combined airborne geophysical re-interpretation and follow-up ground geophysics is budgeted at $30,000. Once these data are evaluated, RAB drilling over the known mineralized strike length of the Newsboy vein should be conducted. Drilling should be managed in a similar fashion as on the Cleary Hill and Tolovana prospects. A minimum 5,000 feet of closely spaced RAB drilling should be completed with an all-in cost of $175,000 ($35 per foot). In addition, a six-hole, 6,000 foot diamond drill program is recommended to explore below the 350 level of the mine on three 2-hole fences. This program will be expedited by the fact that, unlike the Cleary Hill or Tolovana veins, the Newsboy vein dips to the north and topography drops off in the same direction thereby making it less expensive to test deeper levels of the vein system. Down-hole wedging also should be considered as a cost-effective alternative to drilling all six holes from surface. Total estimated drilling phase cost is $450,000 ($75 per foot).

Table 9: Summary of recommended exploration priorities, Golden Summit project.

Activity	Budget (US$)	Comments
Cleary Hill trenching & bulk sampling	2,500,000	Currey, Beistline, Wackwitz
Re-assay phase 1 Tolovana core	15,000	Stored in Fairbanks
Tolovana RAB Drilling	175,000	5,000 feet
Tolovana Trenching and Bulk sampling	750,000	Tolovana, Dolphin
Newsboy GIS compilation	25,000	Data in Fairbanks
Ground geophysics, Newsboy	30,000	NSAMT, CSAMT
Newsboy RAB drilling	175,000	5,000 feet
Newsboy Core Drilling	450,000	6,000 feet, core
Total Cost	$4,120,000

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REFERENCES CITED

Adams, D.D., 1996, Geologic report on the Golden Summit project, Fairbanks Mining District, Alaska: Internal Rept., Spectrum Resources Inc., submitted to Intl. Freegold Mineral Development Inc., 47 p.

Beyers, F.M., 1957, Tungsten deposits of the Fairbanks District, Alaska: U.S. Geol. Surv. Bull. 1024-I, p. 179-216.

Burns, L.E., Newberry, R.J., and Solie, D.N., 1991, Quartz normative plutonic rocks of Interior Alaska and their favorability for association with gold: Alaska Division of Geological and Geophysical Surveys, Report of Investigations 91-3, 58 p.

DGGS, 1995, Airborne magnetic survey of the Fairbanks Mining District, Alaska: AK Div. Geol. Geophys. Surv., PDF 95-6 , 2 maps.

Douglas, T. A., 1997, Metamorphic histories of the Chatanika eclogite and Fairbanks Schist within the Yukon Tanana Terrane, Alaska, as revealed by electron microprobe geothermometry and 40AR/39AR single grain dating: unpub. Masters Thesis, Univ. Alaska – Fairbanks.

Flanigan, B., Freeman, C., Newberry, R., McCoy, D., and Hart, C., 2000, Exploration models for mid and Late Cretaceous intrusion-related gold deposits in Alaska and the Yukon Territory, Canada, in Cluer, J.K., Price, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., eds., Geology and Ore Deposits 2000: The Great Basin and Beyond: Geological Society of Nevada Symposium Proceedings, May 15-18, 2000, p. 591-614.

Freeman, C.J., 1991, 1991 Golden Summit Project Final Report - Volume 1: General project summary and exploration summary for the Too Much Gold, Circle Trail, Saddle and Christina Prospects: Geol. Rept. GS91-1, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development, 164 p.

_____________, 1992, 1991 Golden Summit Project Final Report - Volume 2: Historical summary of lode mines and prospects in the Golden Summit project area, Alaska: Geol. Rept. GS91-1, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development, 159 p.

_____________, 1996a, Summary report for the Dolphin prospect, Tolovana mine property, Fairbanks Mining District, Alaska: Geol. Rept. DL95-1, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development, 12 p.

_____________, 1996b, Phase two summary report for the Dolphin prospect, Tolovana mine property, Fairbanks Mining District, Alaska: Geol. Rept. DL96-1, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development, 15 p.

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_____________, 2001, Executive summary for the Golden Summit Project, April 2001: Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development.

_____________, 2003, Executive summary for the Golden Summit Project, August 28, 2003: Avalon Development Corp., internal report GS03-EXE1, submitted to Intl. Freegold Mineral Development, 27 p.

_____________, 2004, Executive summary for the Golden Summit Project, August 28, 2003: Avalon Development Corp., internal report GS04-EXE1, submitted to Intl. Freegold Mineral Development, 35 p.

_____________, 2005, Executive summary for the Golden Summit Project, August 28, 2003: Avalon Development Corp., internal report GS05-EXE1, submitted to Intl. Freegold Mineral Development, 40 p.

_____________; Adams, D.D.; Currey, J.; Ken Wolf, K; Wietchy, D.M.; Angell, W.; Tannenbaum, T.; Olson, I., 1996, 1996 Final Report , Golden Summit Project, Fairbanks Mining District, Alaska: Geol. Rept. GS96-2, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development.

_____________; Flanigan, B.; Currey, J.; Wolf, K and Wietchy, D., 1998, 1997 and 1998 Final Report, Golden Summit project, Fairbanks Mining District, Alaska: Geol. Rept. GS98-1, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development.

Galey, J.T.; Duncan, W.; Morrell, R., Szumigala, D. and May, J., 1993, Exploration summary on the Golden Summit project, Fairbanks District, Alaska: Amax Gold Expl., Internal Rept.

Hall, M. H., 1985, Structural Geology of the Fairbanks mining district, Alaska : Univ. of Alaska, Unpub. M.S. Thesis, 68p.

Hart, C.J.R., McCoy, D.T., Smith, M, Roberts, P., Hulstein, R., Bakke, A.A., and Bundtzen, T.K., 2002, Geology, exploration and discovery in the Tintina Gold Province, Alaska and Yukon: Soc. Econ. Geol., Spec. Pub. 9, p. 241-274.

Hollister, V.F., 1991, Origin of placer gold in the Fairbanks, Alaska, area: a newly proposed lode source: Econ. Geol., V.86, p. 402-405.

Kinross Gold, 2003, Corporate News Release, November 5, 2003

LeLacheur, E.A., 1991, Brittle-fault hosted gold mineralization in the Fairbanks District, Alaska: Univ. Alaska, Unpub. M.S. Thesis, 154 p.

McCoy, D.T., Layer, P.W., Newberry, R.J., Bakke, A., Masterman, S., Newberry, R.J., Layer, P., and Goldfarb, R., 1994, Timing and source of lode gold in the Fairbanks mining district, Interior Alaska: U.S. Geological Survey Circular 1107, p. 210.

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McCoy, D.T., Newberry, R.J., and Layer, P.W., 1995, Geological, geochemical, and geochronologic evidence for both metamorphic and intrusive metallogenesis in Alaskan gold deposits: Geological Society of America., Abstract with program, v. 27, p. A63.

McCoy, D. T, Newberry, R.J., Layer, P.W., DiMarchi, J.J., Bakke, A., Masterman, J.S. and Minehane, D.L. 1997, Plutonic Related Gold Deposits of Interior Alaska in Goldfarb, R.J., ed. Ore Deposits of Alaska, Economic Geology Monograph, No. 9, Society of Economic Geologists.

Metz, P.A., 1991, Metallogeny of the Fairbanks Mining District, Alaska and adjacent areas: , University of Alaska, Mineral Industry Research Lab, MIRL Rept. 90, 229 p.

Newberry, R.J.; McCoy, D.T.; Brew, D.A., 1995, Plutonic-hosted gold ores in Alaska: Igneous vs. Metamorphic Origins: Resource Geology Special Issue, no.18.

Newberry, R.J.; Bundtzen, T.K.; Combellick, R.A.; Douglas, T., Laird, G.M.; Liss, S.A.; Pinney, D.S., Reifenstuhl, R.R. and Solie, D.S., 1996, Preliminary geologic map of the Fairbanks Mining District, Alaska, AK Div. Geol. Geophys. Surv., PDF 96-16, 2 maps.

PRJ, 1998, An aeromagnetic interpretation of the Fairbanks District, Alaska: Pearson, DeRidder and Johnson, Inc., unpub. report for Barrick Gold, 17 pp.

Pilkington, D., 1970, Keystone Mines Inc. Exploration Program Summary: Intl. Minerals & Chemicals, Unpub. Report, 61p, 1 plate.

Robinson, 1990, Smith, T.E. and Metz, P.A., 1990, Bedrock Geology of the Fairbanks Mining District: AK Div. Geol. Geophys. Surveys, Prof. Rept. 106, 2 maps.

Szumigala, D.J and Hughes, R.A., 2005, Alaska’s mineral industry 2004: a summary: AK Div. Geol. & Geophys. Surv., 13 pp.

Weber, F.R., Wheeler, K.L., Rinehart, C.D., Chapman, R.M., and Blodgett, R.B., 1992, Geologic map of the Livengood quadrangle, Alaska: United States Geological Survey Open-File Report 95-562.

Filename: GS07EXE1.DOC

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STATEMENT OF QUALIFICATIONS

CURTIS J. FREEMAN

Avalon Development Corporation

P.O. Box 80268, Fairbanks, Alaska 99708

Phone 907-457-5159, Fax 907-455-8069, Email Avalon@alaska.net

I, CURTIS J. FREEMAN, Certified Professional Geologist #6901 HEREBY CERTIFY THAT:

I am currently employed as President of Avalon Development Corporation, P.O. Box 80268, Fairbanks, Alaska, 99708, USA.

2. I am a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978). I am also a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).

3. I am a member of the American Institute of Professional Geologists, the Society of Economic Geologists, the Geological Society of Nevada, the Alaska Miners Assoc. and the Prospectors and Developers Assoc. of Canada.

4. From 1980 to the present I have been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America, New Zealand and Africa.

5. I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional organization (as defined by NI43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI43-101.

6. I am responsible for preparations of all sections of the report entitled Executive Summary for the Golden Summit Property, Fairbanks Mining District, Alaska, and dated March 26, 2007 (the “Technical Report”) relating to the Golden Summit gold property. I have worked on the Golden Summit project since 1991.

7. I had prior involvement with the property that is the subject of the Technical Report as a consultant to Fairbanks Exploration Inc., a private Fairbanks-based firm that controlled the property from 1986 through 1991 and still retains a 7% interest in portions of the property. I own or control no interest in Fairbanks Exploration Inc.

8. I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that is not reflected in the Technical Report, the omission to disclose which would make the Technical Report misleading.

9. I am not independent of the issuer applying all of the tests in section 1.5 of NI43-101. I own controlling interest in Avalon Development Corporation which owns 71,000 common shares of Freegold Ventures Ltd. (formerly International Freegold Mineral Development

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Inc.) which were issued to Avalon Development as part of a finder’s fee for work conducted by Avalon Development in the Fairbanks Mining District, Alaska. Avalon Development owns 25,000 shares of the common stock of Freegold as a finder’s fee for bringing Freegold and Quaterra Resources together to form a joint venture on Freegold’s Union Bay platinum group metal prospect in southeast Alaska. I own controlling interest in Anglo Alaska Gold Corporation which received 1,000,000 shares of Freegold common stock for vending the Rob gold property to Freegold. I also own controlling interest in Anglo Alaska Gold Corporation which has received 900,000 shares of Freegold common stock for vending the Yeager gold property to Freegold. I own no other interest in any company or entity that owns or controls an interest in the properties which comprise the Golden Summit project.

10. I have read NI43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and the publication by them, including publication of the Technical Report in the public company files on their websites accessible by the public.

DATED in Fairbanks, Alaska this 26th day of March 2007.

___________________________________________

Curtis J. Freeman, BA, MS, CPG#6901, AA#159

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

APPENDIX 1

Mining Claim List

Golden Summit Project, Alaska

No.	Claim Name	Section	Township	Range	ADL #	Recording Dist	Owner
1	Greenback 1	35	3N	1E	359771	Fairbanks	Earl Beistline
2	Greenback 2	35	3N	1E	359772	Fairbanks	Earl Beistline
3	Greenback 3	26	3N	1E	361184	Fairbanks	Earl Beistline
4	Greenback 4	25	3N	1E	505192	Fairbanks	Earl Beistline
5	Newsboy	26	3N	1E	333135	Fairbanks	Earl Beistline
6	Newsboy Extension	25	3N	1E	333136	Fairbanks	Earl Beistline
7	What's Next #1	24	3N	2E	501821	Fairbanks	Freegold - Fairbanks
8	What's Next #2	24	3N	2E	501822	Fairbanks	Freegold - Fairbanks
9	What's Next #3	24	3N	2E	501823	Fairbanks	Freegold - Fairbanks
10	What's Next #4	24	3N	2E	501824	Fairbanks	Freegold - Fairbanks
11	What's Next #5	22	3N	2E	502196	Fairbanks	Freegold - Fairbanks
12	What's Next #6	22	3N	2E	502197	Fairbanks	Freegold - Fairbanks
13	What's Next #7	22	3N	2E	502198	Fairbanks	Freegold - Fairbanks
14	What's Next #8	22	3N	2E	502199	Fairbanks	Freegold - Fairbanks
15	Crane #1	24	3N	2E	502551	Fairbanks	Freegold - Fairbanks
16	Crane #2	24	3N	2E	502552	Fairbanks	Freegold - Fairbanks
17	Crane #3	24	3N	2E	502553	Fairbanks	Freegold - Fairbanks
18	Crane #4	24	3N	2E	501930	Fairbanks	Freegold - Fairbanks
19	Anticline #1	24	3N	2E	501825	Fairbanks	Freegold - Fairbanks
20	Anticline #2	24	3N	2E	501836	Fairbanks	Freegold - Fairbanks
21	Ruby 3A Fraction	25	3N	1E	515911	Fairbanks	Freegold - Fairbanks
22	Ruby 4A Fraction	25	3N	1E	515912	Fairbanks	Freegold - Fairbanks
23	Ruby 5 Fraction	25	3N	1E	515913	Fairbanks	Freegold - Fairbanks
24	Ruby 6 Fraction	25	3N	1E	515914	Fairbanks	Freegold - Fairbanks
25	Ruby 7 Fraction	25	3N	1E	515915	Fairbanks	Freegold - Fairbanks
26	Ruby 8 Fraction	30	3N	2E	515916	Fairbanks	Freegold - Fairbanks
27	Ruby 9 Fraction	30	3N	2E	515917	Fairbanks	Freegold - Fairbanks
28	Ruby 10 Fraction	30	3N	2E	515918	Fairbanks	Freegold - Fairbanks
29	Ruby 11 Fraction	30	3N	2E	515919	Fairbanks	Freegold - Fairbanks
30	Ruby 12 Fraction	29	3N	2E	515920	Fairbanks	Freegold - Fairbanks
31	Ruby 13 Fraction	29	3N	2E	515921	Fairbanks	Freegold - Fairbanks
32	Ruby 14 Fraction	29	3N	2E	515922	Fairbanks	Freegold - Fairbanks
33	Ruby 15 Fraction	29	3N	2E	515923	Fairbanks	Freegold - Fairbanks
34	Ruby 16 Fraction	28	3N	2E	515924	Fairbanks	Freegold - Fairbanks
35	Ruby 17 Fraction	28	3N	2E	515925	Fairbanks	Freegold - Fairbanks
36	Ruby 18 Fraction	28	3N	2E	515926	Fairbanks	Freegold - Fairbanks
37	Ruby 19 Fraction	28	3N	2E	515927	Fairbanks	Freegold - Fairbanks
38	FRG # 1	31	3N	2E	558129	Fairbanks	Freegold Recovery
39	FRG # 2	31	3N	2E	558130	Fairbanks	Freegold Recovery
40	FRG # 3	31	3N	2E	558131	Fairbanks	Freegold Recovery
41	FRG # 4	31	3N	2E	558132	Fairbanks	Freegold Recovery
42	FRG # 5	32	3N	2E	575592	Fairbanks	Freegold Recovery
43	FRG # 6	32	3N	2E	575593	Fairbanks	Freegold Recovery

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

No.	Claim Name	Section	Township	Range	ADL #	Recording Dist	Owner
44	Erik 1	18	3N	2E	574226	Fairbanks	Freegold Recovery
45	Erik 2	18	3N	2E	574227	Fairbanks	Freegold Recovery
46	Erik 3	18	3N	2E	574228	Fairbanks	Freegold Recovery
47	Kelly 1	27	3N	2E	574122	Fairbanks	Freegold Recovery
48	Kelly 2	27	3N	2E	574123	Fairbanks	Freegold Recovery
49	Kelly 3	27	3N	2E	574124	Fairbanks	Freegold Recovery
50	Kelly 4	27	3N	2E	574125	Fairbanks	Freegold Recovery
51	Kelly 5	27	3N	2E	574126	Fairbanks	Freegold Recovery
52	Kelly 6	27	3N	2E	574127	Fairbanks	Freegold Recovery
53	Starbuck 1	16	3N	3E	574128	Fairbanks	Freegold Recovery
54	Starbuck 2	16	3N	3E	574129	Fairbanks	Freegold Recovery
55	Starbuck 3	16	3N	3E	574130	Fairbanks	Freegold Recovery
56	Starbuck 4	16	3N	3E	574131	Fairbanks	Freegold Recovery
57	Butterfly 1	33	3N	3E	575583	Fairbanks	Freegold Recovery
58	Butterfly 2	33	3N	3E	575584	Fairbanks	Freegold Recovery
59	Butterfly 3	33, 34	3N	3E	575585	Fairbanks	Freegold Recovery
60	Butterfly 4	3, 4	2N	3E	575586	Fairbanks	Freegold Recovery
61	Butterfly 5	3	2N	3E	575587	Fairbanks	Freegold Recovery
62	Butterfly 6	34	3N	3E	575588	Fairbanks	Freegold Recovery
63	Butterfly 7	34	3N	3E	575589	Fairbanks	Freegold Recovery
64	Butterfly 8	33	3N	3E	575590	Fairbanks	Freegold Recovery
65	Eldorado #1	27	3N	1E	575591	Fairbanks	Freegold Recovery
66	Blueberry	21	3N	2E	308497	Fairbanks	Keystone Mines
67	Robin 1	28	3N	2E	308498	Fairbanks	Keystone Mines
68	Robin 2	29	3N	2E	308499	Fairbanks	Keystone Mines
69	Robin 3	29	3N	2E	308500	Fairbanks	Keystone Mines
70	Robin 4	29	3N	2E	308501	Fairbanks	Keystone Mines
71	Robin 5	29	3N	2E	308502	Fairbanks	Keystone Mines
72	Robin 6	30	3N	2E	308503	Fairbanks	Keystone Mines
73	Ing Fraction	22	3N	2E	315014	Fairbanks	Keystone Mines
74	Gene Fraction	22	3N	2E	315015	Fairbanks	Keystone Mines
75	Beta Fraction	22	3N	2E	315016	Fairbanks	Keystone Mines
76	Alpha Fraction	21,22	3N	2E	315017	Fairbanks	Keystone Mines
77	Arnold Fraction	22	3N	2E	315018	Fairbanks	Keystone Mines
78	Alabama	30	3N	2E	F45603	Fairbanks	Keystone Mines
79	Disc. on Bedrock Cr.	24,25	3N	1E	F45604	Fairbanks	Keystone Mines
80	July #1	30	3N	2E	F45605	Fairbanks	Keystone Mines
81	July #2	30	3N	2E	F45606	Fairbanks	Keystone Mines
82	July #3	30	3N	2E	F45607	Fairbanks	Keystone Mines
83	July Frac. #4	30	3N	2E	F45608	Fairbanks	Keystone Mines
84	Liberty Lode #1	30	3N	2E	F45609	Fairbanks	Keystone Mines
85	Liberty Lode #2	30	3N	2E	F45610	Fairbanks	Keystone Mines
86	Liberty Lode #3	30	3N	2E	F45611	Fairbanks	Keystone Mines
87	Millsite Fraction	30	3N	2E	F45612	Fairbanks	Keystone Mines
88	New York Mineral	24,25	3N	1E	F45613	Fairbanks	Keystone Mines
89	No Name	30	3N	2E	F45614	Fairbanks	Keystone Mines
90	#1 Ab. Disc. on Bedrock	30	3N	2E	F45615	Fairbanks	Keystone Mines
91	Snow Drift	19	3N	2E	F45616	Fairbanks	Keystone Mines

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

No.	Claim Name	Section	Township	Range	ADL #	Recording Dist	Owner
92	Texas	19	3N	2E	F45617	Fairbanks	Keystone Mines
93	Wyoming Quartz	30	3N	2E	F45618	Fairbanks	Keystone Mines
94	Wyoming Frac.	25	3N	1E	F45619	Fairbanks	Keystone Mines
95	Button Weezer	27,28	3N	2E	F45620	Fairbanks	Keystone Mines
96	Caribou Frac.	21,28	3N	2E	F45621	Fairbanks	Keystone Mines
97	Caribou #1	21,22	3N	2E	F45622	Fairbanks	Keystone Mines
98	Caribou #2	21,22	3N	2E	F45623	Fairbanks	Keystone Mines
99	Fern	28	3N	2E	F45624	Fairbanks	Keystone Mines
100	Free Gold	21	3N	2E	F45625	Fairbanks	Keystone Mines
101	Henry Ford #1	28	3N	2E	F45626	Fairbanks	Keystone Mines
102	Henry Ford #2	21	3N	2E	F45627	Fairbanks	Keystone Mines
103	Henry Ford #3	28	3N	2E	F45628	Fairbanks	Keystone Mines
104	Henry Ford #4	28	3N	2E	F45629	Fairbanks	Keystone Mines
105	Laughing Water	21	3N	2E	F45630	Fairbanks	Keystone Mines
106	Little Jim	28	3N	2E	F45631	Fairbanks	Keystone Mines
107	Minnie Ha Ha	21	3N	2E	F45632	Fairbanks	Keystone Mines
108	Pennsylvania	21	3N	2E	F45633	Fairbanks	Keystone Mines
109	Ruth Frac.	21	3N	2E	F45634	Fairbanks	Keystone Mines
110	Speculator	28	3N	2E	F45635	Fairbanks	Keystone Mines
111	Wolf Lode	20,21	3N	2E	F45636	Fairbanks	Keystone Mines
112	Bonus	22	3N	2E	F45637	Fairbanks	Keystone Mines
113	Don	15,22	3N	2E	F45638	Fairbanks	Keystone Mines
114	Durando	22	3N	2E	F45639	Fairbanks	Keystone Mines
115	Edythe	15,22	3N	2E	F45640	Fairbanks	Keystone Mines
116	Flying Joe	22	3N	2E	F45641	Fairbanks	Keystone Mines
117	Gold Point	22	3N	2E	F45642	Fairbanks	Keystone Mines
118	Helen S.	23	3N	2E	F45643	Fairbanks	Keystone Mines
119	Hi Yu	23	3N	2E	F45644	Fairbanks	Keystone Mines
120	Hi Yu Millsite	23	3N	2E	F45645	Fairbanks	Keystone Mines
121	Homestake	23	3N	2E	F45646	Fairbanks	Keystone Mines
122	Inez	22	3N	2E	F45647	Fairbanks	Keystone Mines
123	Insurgent #1	23	3N	2E	F45648	Fairbanks	Keystone Mines
124	Insurgent #2	23	3N	2E	F45649	Fairbanks	Keystone Mines
125	Julia	15,22	3N	2E	F45650	Fairbanks	Keystone Mines
126	Jumbo	22	3N	2E	F45651	Fairbanks	Keystone Mines
127	Laura	22	3N	2E	F45652	Fairbanks	Keystone Mines
128	Lillian	23	3N	2E	F45653	Fairbanks	Keystone Mines
129	Long Shin	23	3N	2E	F45654	Fairbanks	Keystone Mines
130	Mame	14,15	3N	2E	F45655	Fairbanks	Keystone Mines
131	Mayflower	22,27	3N	2E	F45656	Fairbanks	Keystone Mines
132	Mohawk	22	3N	2E	F45657	Fairbanks	Keystone Mines
133	#1 Moose Gulch	23	3N	2E	F45658	Fairbanks	Keystone Mines
134	#2 Moose Gulch	23	3N	2E	F45659	Fairbanks	Keystone Mines
135	N.R.A.	15	3N	2E	F45660	Fairbanks	Keystone Mines
136	Nars	22,23	3N	2E	F45661	Fairbanks	Keystone Mines
137	O'Farrel Frac.	23	3N	2E	F45662	Fairbanks	Keystone Mines
138	Ohio	22	3N	2E	F45663	Fairbanks	Keystone Mines
139	Rand	23	3N	2E	F45664	Fairbanks	Keystone Mines

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

No.	Claim Name	Section	Township	Range	ADL #	Recording Dist	Owner
140	Red Top	22	3N	2E	F45665	Fairbanks	Keystone Mines
141	Rob	23	3N	2E	F45666	Fairbanks	Keystone Mines
142	Royalty	15	3N	2E	F45667	Fairbanks	Keystone Mines
143	Santa Clara Frac.	23	3N	2E	F45668	Fairbanks	Keystone Mines
144	Summit	22,23	3N	2E	F45669	Fairbanks	Keystone Mines
145	Sunnyside	22	3N	2E	F45670	Fairbanks	Keystone Mines
146	Teddy R.	23	3N	2E	F45671	Fairbanks	Keystone Mines
147	Yankee Doodle	23	3N	2E	F45672	Fairbanks	Keystone Mines
148	Insurgent #3	14,23	3N	2E	F45673	Fairbanks	Keystone Mines
149	Roy	23	3N	2E	F45674	Fairbanks	Keystone Mines
150	Freegold	19	3N	2E	MS821	Fairbanks	Keystone Mines
151	Colorado	19,30	3N	2E	MS1639	Fairbanks	Keystone Mines
152	California	19,30	3N	2E	MS1639	Fairbanks	Keystone Mines
153	Pauper's Dream	30	3N	2E	MS1639	Fairbanks	Keystone Mines
154	Idaho	30	3N	2E	MS1639	Fairbanks	Keystone Mines
155	Keystone	20,21	3N	2E	MS1607	Fairbanks	Keystone Mines
156	Kawalita	20,21	3N	2E	MS1607	Fairbanks	Keystone Mines
157	Fairbanks	21	3N	2E	MS1607	Fairbanks	Keystone Mines
158	Hope	21	3N	2E	MS1607	Fairbanks	Keystone Mines
159	Willie	21	3N	2E	MS2198	Fairbanks	Keystone Mines
160	Marigold	21,28	3N	2E	MS2198	Fairbanks	Keystone Mines
161	Pioneer	21	3N	2E	MS2198	Fairbanks	Keystone Mines
162	Henry Ford	21,28	3N	2E	MS2198	Fairbanks	Keystone Mines
163	Henry Clay	21	3N	2E	MS2198	Fairbanks	Keystone Mines
164	Willow Creek #1	25,26	T3N	R1E	24963	Fairbanks	Hart, Haskins
165	Willow Creek #2	25	T3N	R1E	24964	Fairbanks	Hart, Haskins
166	Willow Creek #3	25	T3N	R1E	24965	Fairbanks	Hart, Haskins
167	Willow Ck. #1 Placer	25	T3N	R1E	24966	Fairbanks	Hart, Haskins
168	VDH-AMS #1	25	T3N	R1E	344681	Fairbanks	Hart, Haskins, St. AK
169	VDH-AMS #2	25	T3N	R1E	344682	Fairbanks	Hart, Haskins, St. AK
170	VDH-AMS #3	25	T3N	R1E	344683	Fairbanks	Hart, Haskins, St. AK

Filename: GS06EXE2-Form43.doc

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

1

Arctic Ocean
Barrow
Deadhorse
Canada
Livengood A1 Quad
Golden Summit
Project Claims
Nome
Fairbanks
ALASKA
Hooper Bay
0 Miles 50
Bering
Sea
Anchorage
Attu
Juneau
Gulf
of
Alaska
50 0 200
Miles

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

2

1 = Ryan Lode (2.4 Million oz)
2 = True North (+2 Million oz)
3 = Fort Knox (7.5 Million oz)
4 = Gil (433,000 oz)
To Livengood
Kinross Gold True North Project
Freegold Ventures Golden Summit Project
To Circle
Elliot Highway
Univ. of Alaska Twin Buttes
Chatanika River
Corvett Mining Bear Creek Block
Can - Ex. Resources Eagle Creek Project
Fox
Kinross Gold Fort Knox Project
Range Minerals Ester Dome Project
Bartholomae Oil Ryan Lode Project
Steese Highway
Chena Hot Springs Road
To Chena Hot Springs
Silverado Mines Ester Project
Fairbanks
Parks Highway
Richardson Highway
N
Tanana River
To Anchorage
0
6
Miles
To Delta Junction
Avalon Development Corp. - 2007

FIGURE 2: Major land blocks and gold resources of the Fairbanks Mining District, Alaska.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

3

Legend
Tertiary Basalt
Mid-Cretaceous (86-93 Ma) intrusions
Ec Chatanika Terrane (eclogite)
Pm Muskox Sequence
Pc Fairbanks Schist / Cleary Sequence
Amphibole schist (metabasite)
Pz Birch Hill Sequence
X = gold occurrence
S = skarn
R = Replacement
Ec
True North: 2 M oz
Pedro Dome
Frederich
1 kb
Fort Knox: 7.2 M oz
Gil Extension: 0.4 Moz
1.4 kb
Gilmore Dome
Pc
Pm
Pz
Ester Dome
Ryan Lode: 2.4 M oz
0.70 kb
Fairbanks
Chena River
N
3 km

FIGURE 3: General geology of the Fairbanks Mining District, Alaska. Data from Newberry, and others, 1996 modified by Avalon Development, 2007.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

4

Depth (kilometers)
1
2
3
4
5
6
Hg
Sb
Golden Horn
Donlin Creek
Money Knob
Hg and Meteoric Water(?)
No Hg or Meteoric Water
Southwest AK Kuskokwim Gp.
Interior AK K & Pz Seds.
Vinasale Mountain
Elephant Mountain
Table Mountain
Liberty Bell
Ryan Lode, Richardson, Shotgun
True North
Cheechako
Dolphin
Cleary Hill
Hi Yu
As, Sb, Cu, Ag, Pb, Zn
Interior Alaska: Yukon-Tanana Terrane
Fairbanks W-Skarn
Fort Knox, Dublin Gulch
Pogo
Rob
Brink
LMS
As, Bi, Pb, Te, Sn, W, Pb, Mo,
Filename: NOME-AK-XSEC1.CDR
Metamorphic rocks
Carbonaceous Host
~90 Ma calc-alkaline intrusions
90 and 70 Ma alkalic-calcic intrusions
Sedimentary Rocks
Carbonate Host
Breccia
Stockwork Veins, "Greisen"
Skarns
Shears/Veins/ massive sulfides

FIGURE 4: Schematic cross-section through a mid-Cretaceous intrusive complex in the Tintina Gold Belt, Alaska showing possible depth of significant Interior Alaska and Yukon prospects. Data from McCoy, 1997 modified by Avalon Development, 2007.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

5

0 feet 3,000
N
Cleary Creek (2.8 Million oz)
Chatham Creek
Steese Highway (paved)
Public Powerline
Cleary Hill Vein (280,000 oz)
Limit of Placer Mining
Tolovana Vein
Currey zone
Wyoming Vein
Anna Mary Vein
Cleary Hill Vein System
South Vein Swarm
Tolovana mine
6 feet @ 0.58 opt
Dolphin Intrusive
Dolphin Shear
Newsboy Mine (40,000 oz)
Anna - Mary Shear

FIGURE 5: Airborne view of the Cleary Hill mine area, Golden Summit project. Data from Avalon Development, 2007.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

6

Legend
Shears and quartz veins
Currey zone
All-season roads
Seasonal roads
Adits
Shafts
Trenches
Drill Holes
N
W
E
S
0
feet
400
Cleary Hill Mine Workings
Production of 280,000 oz @ 1.3 opt
1500
1200
1300
1939 Cross-cut
Colorado Vein
26' @ 4.3 gpt
(Colorado)
15' @ 8.9 gpt
(Wackwitz)
Wackwitz Vein
CHD03-1&2
64' a 4.9 gpt
Currey zone
Wyoming Vein
CHD03-3
CHD00-1
Approx area of 2002
Resistivity Survey
Dolphin
Deposit
(+0.6 Moz)

FIGURE 6: Plan map of Cleary Hill mine area. Data by Avalon Development, 2007.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

7

South
North
Currey zone
Wackwitz zone
(31.6 gpt)
Colorado zone
(10' @ 4.29 gpt)
2002 Trenches
4, 5 & 6
Cleary Hill Mine
(280,000 oz @ 44.5 gpt)
Surface
CHD00-1,
Az. 360 @ -50
TD = 1,000'
23.5' @ 1.0 gpt
(0.030 opt)
Wyoming Vein
Cross Cut Drift (1939)
Colorado vein
9' @ 3.74 gpt
(0.109 opt)
15' @ 8.9 gpt
(0.261 opt)
Water
Table
14.5' @ 2.3 gpt
(0.067 opt)
TD =
250
Wackwitz vein
15' @
0.211 opt
64' @ 4.9 gpt
(0.143 opt)
26' @ 4.3 gpt
(0.127 opt)
6' @ 3.72 opt
California vein
TD =
300'
CHD03-1
2003
Phase 1
Drill Holes
15' @
0.203 opt
100' @ 0.038 opt
CHD03-3
CHD03-2
408.5' @ 1.0 gpt
(0.030 opt)
Cleary Hill, Footwall vein
2' @ 86.12 gpt
(2.513 opt)
40' @
0.064 opt
Goessman fault
Previous
Drilling 1997-98
0
feet
400
CURREY-XSEC8.CDR

FIGURE 7: Proposed Phase 1 drilling and trenching on the Currey zone, Cleary Hill mine, Golden Summitproject, Alaska. Data from Avalon Development, 2003

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

8

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

9

0
feet
200
N
Steese Highway (paved)
Cleary Creek
(2.8 Million oz)
Cleary Hill Mine
(280,000 oz prod.
2004
Holes
Cleary Hill Vein
Colorado Vein
12.5 opt
0.9 opt
Wackwitz Vein
Wagon Road
6.2 opt
Currey Shear
Wyoming Shear
CURREY ZONE
64 feet @ 4.9 gpt
2002 Trenches
2003
Holes
CHD00-1

FIGURE 9: Airborne view of the trenching and drilling in the Cleary Hill mine area, 2000 - 2004. Data from Avalon Development, 2007

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

10

CL0602
CL0603
CL0601
CU0204
WC0606
WZ0501
WC0605
WC0603
WZ0502C
WZ0502B
WZ0503
WC0601
WZ0504
WC0602
WZ0502
WC0604
WZ0506
WZ0505
CU0205
CU0203
CU0206
CU0201
CU0202
N
0 feet 200

FIGURE 10: Location of trenches in the western Cleary Hill area. Trenches from 2002 through 2005 are in black, trenches from 2006 are in red. Data from Avalon Development as of 2007.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

11

N
E
BST0610
BST0609
BST0607
BST0606
BST0605
BST0603
BST0604
BST0601
BST0602
BST0608
WZ0506
WZ0505
0
feet
200

FIGURE 11: Location of trenches in the eastern Cleary Hill area. Trenches from 2002 through 2005 are in black, trenches from 2006 are in red. Data from Avalon Development as of 2007.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

12

Haul Road
N
BST0605
GST0618
BST0606
BST0603
BST0601
BST0604
BST0602
0
feet
100
Bedrock Channel
Sample Area

FIGURE 12: Location of trenches and channel sample area in the Beistline bulk sample zone. Data from Avalon Development as of 2007.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

13

N
GST0604
GST0605
GST0606
GST0607
GST0608
GST0609
GST0610
GST0617
GST0620
GST0611
GST0612
GST0616
CL0601
GST0602
WC0605
WC0606
WC0603
WZ0502C
WC0601
GST0601
GST0619
GST0615
MIT0601
MIT0602
BST0610
WZ0502B
WZ0503
WZ0504
WZ0506
WZ0502
WC0602
WC0604
WZ0505
GST0603
WZ0501
Bedrock Channel
Sample Area
0
feet
200

FIGURE 13: Location of trenches and channel sample area in the Wackwitz, Currey and Cleary Hill vein areas. Data from Avalon Development as of 2007.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

14

Haul Road
N
Beistline Bulk
Sample Pit
BST0605
GST0618
BST0606
BST0603
BST0604
BST0601
BST0602
0
feet
100
Bedrock Channel
Sample Area

FIGURE 14: Location of the Beistline vein bulk sample pit. Data from Avalon Development as of 2007.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

15

N
GST0602
WC0605
WZ0502C
WC0603
Alaska Vein
Bulk Sample Pit
WC0606
Wackawitz Vein
Bulk Sample Pit
WZ0502B
WC0602
WZ0502
Currey Shear
Bulk Sample Pit
WC0604
GST0603
WZ0501
Bedrock Channel
Sample Area
0
feet
100

FIGURE 15: Location of the Wackwitz, Currey and Alaska bulk sample pits. Data from Avalon Development as of 2007.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

16

Cleary Vein
Bulk Sample Pit
N
GST0604
GST0605
GST0606
GST0607
GST0608
GST0609
GST0610
GST0617
GST0620
Cleary HG Vein
Bulk Sample Pit
D-8 Vein
Bulk Sample Pit
GST0616
Red Vein
Bulk Sample Pit
0
feet
100

FIGURE 16: Location of the D8, Red, Cleary and Cleary HG bulk sample pits. Data from Avalon Development as of 2007.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

17

N
Cleary Vein
Bulk Sample Pit
GST0604
GST0605
GST0606
GST0607
GST0608
GST0609
GST0610
GST0617
GST0620
Cleary HG Vein
Bulk Sample Pit
GST0611
GST0612
D-8 Vein
Bulk Sample Pit
GST0616
Red Vein
Bulk Sample Pit
GSRAB06
Fence 1
GST0601
GST0619
GST0615
MIT0601
MIT0602
BST0610
0
feet
100
WC0605
WC0603
WZ0502C
WZ0502B
WC0601
WZ0504
Wackawitz Vein
Bulk Sample Pit

FIGURE 17: Location of rotary air blast (RAB) drill hole Fence 1. Data from Avalon Development as of 2007.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

18

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

19

Hi Yu Mine
vein swarm
Cleary Hill
vein swarm
Newsboy Mine
vein swarm
Ameican Eagle
vein swarm
0 Mile 1

FIGURE 19: Significant vein swarms in the Golden Summit project area. Black dots represent documented gold occurrences. Data from Avalon Development, 2007.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net